U.S. SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM SB-2/A
Amendment #8
Registration Statement
Under the Securities Act of 1934

Placer Del Mar, Ltd.

(Name of Small Business Issuer in Its Charter)

NEVADA	1000	72-1600437
(State or Other Jurisdiction of Incorporation or Organization)	**(Primary Standard Industrial Classification Code Number)**	**(I.R.S. Employer Identification No.)**

3707 Fifth Avenue #351 San Diego, CA 92103-4221 **(Address of principal Executive Offices)**	(775) 352-3839 **(Issuer's Telephone Number)**	

Dennis H. Johnston 9422 Canfield Drive La Habra, CA 90631 **(Name and Address of Agent for Service)**	(562) 694-5092 **(Telephone Number)**	(562) 694-0412 **(Fax Number)**

Approximate Date of Commencement of Proposed Sale to the Public: As soon as practicable after the effective date of this Registration Statement.

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462 (c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462 (d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If delivery of the prospectus is expected to be made pursuant to Rule 434, check the following box. ☐

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be Registered	Proposed Maximum Offering Amount to be Registered	Proposed Maximum Aggregate Price Per Unit (1)	Amount of Offering Price (2)	Registration Fee
Common	620,000	$0.25	$155,000	$18.24

(1)   Fixed offering price was set by the selling shareholders until securities are quoted on the OTC Bulletin Board or other national exchange, and thereafter at prevailing market prices or privately negotiated prices.

(2)   Estimated solely for the purpose of calculating the registration fee in accordance with Rule 457 under the Securities Act.

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

PROSPECTUS

Placer Del Mar, Ltd.
302 Washington Street #351
San Diego, CA 92103
(775) 352-3839

620,000 SHARES OF COMMON STOCK

The selling shareholders named in this prospectus are offering all of the shares of common stock offered through this prospectus. Placer Del Mar, Ltd. will not receive any proceeds from the sale of shares by the selling shareholders.

Our common stock is presently not traded on any market or securities exchange.

The sales price to the public was set by the selling shareholders at $0.25 per share for a total of $155,000. The price of $0.25 per share is a fixed price until the shares are listed on the OTC Bulletin Board or other national exchange, and thereafter at prevailing market prices or privately negotiated prices.

Investors in the Common Stock should have the ability to lose their entire investment since an investment in the Common Stock is speculative and subject to many risks, including the question as to whether we can continue as a going concern and our need to raise operating capital. See section entitled "Risk Factors" on Page 4.

Neither the Securities Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this Prospectus is: _____, 200__

TABLE OF CONTENTS

<u>SUMMARY</u>

Placer Del Mar, Ltd. was incorporated in Nevada on May 13, 2005 for the purpose of mining and mineral exploration. Placer Del Mar, Ltd. has a mineral rights revenue sharing agreement with Jorge Alberto Almarez of 157 Calle Federico, Rosarito B.C. Mexico. Our revenue sharing agreement grants us the right to free access and exploration of the property together with the right to file a mining claim on the property located 15 miles southeast of Playas del Rosarito, Baja California, Mexico. The Placer Del Mar mining claim was filed on April 24, 2006 with the Mexican government. From the dates of June, 6th 2005 through April, 24th 2006, Placer Del Mar owned an option which granted Placer the right to exercise a mining claim on the Almarez property. On April 24th 2006 Placer Del Mar exercised its option according to the terms of the option agreement. The terms of the option agreement were: $2000 was paid to Mr. Almarez for the option, and Placer was to pay Almarez 10% net smelter returns royalty for any mineralization found on the property. On April 24th, 2006 Placer Del Mar entered into a new agreement with Almarez, which granted full ownership of the mineral rights located on the Almarez property to Placer Del Mar subject to a 1 % net smelter returns royalty reserved in favor of Mr. Almarez for any and all minerals extracted by Placer from the property. Almarez continues to own the land. Placer Del Mar owns any possible mineralization on the land or beneath the surface subject to the royalty for Almarez. The principal executive offices of Placer Del Mar, Ltd. are located at 302 Washington Street #351, San Diego, CA 92103. The telephone number is (775) 352-3839.

We are an exploration stage company with no revenues. There is no assurance that a commercially viable mineral deposit exists on our property and further exploration will be required before a final evaluation as to the economic and legal feasibility is determined.

We received our initial funding of $34,200 through the sale of common stock from the period of approximately May 20, 2005 until June 30, 2005. Our sole officer and director purchased 1,000,000 shares of our common stock at $0.01 per share for cash of $10,000. We offered and sold 420,000 common stock shares at $0.01 per share for cash of $4,200 to 42 non-affiliated private investors. We offered and sold 200,000 common stock shares at $0.10 per share for cash of $20,000 to 4 non-affiliated private investors.

Our audited and reviewed financial statements from inception (May 13, 2005) through December 31, 2006 report a cash balance of $4,424 no revenues and a net loss of ($34,776). Our independent auditors have issued an audit opinion for Placer Del Mar which includes a statement expressing substantial doubt as to our ability to continue as a going concern.

<u>OFFERING</u>

Securities Being Offered	Up to 620,000 shares of common stock. The securities being offered are those of the existing shareholders only.
Price per share	$0.25 as determined by the selling shareholders. The price of $0.25 per share is a fixed price until the securities are listed on the OTC Bulletin Board or other national exchange, and thereafter at prevailing market prices or privately negotiated prices. There is no assurance of when, or if, we will ever be listed on any exchange.

Securities Issued ad Outstanding	1,720,000 shares of common stock were issued and outstanding as of the date of this prospectus.
Use of Proceeds	We will not receive any proceeds from the sale of the common stock by the selling shareholders.
Plan of Distribution	We are unaware of the nature and timing of any future sales of our common stock by existing security shareholders.
Registration costs	We estimate our total offering registration costs to be $5,000.

RISK FACTORS

Investors in Placer Del Mar, Ltd. should carefully consider the following material risk factors associated with our plans and product:

We are an exploration stage company but have only recently commenced the first phase of our exploration activities on our claim on September 27, 2006. We expect to incur operating losses for the foreseeable future.

We were incorporated on May 13, 2005. We have only a limited operating history upon which an evaluation of our future prospects can be made. Such prospects must be considered in light of the substantial risks, expenses and difficulties encountered by new entrants into the competitive mining industry. The mining business is, by nature, extremely speculative. Our ability to achieve and maintain profitability and generate a positive cash flow is highly dependent upon a number of factors, including our ability to locate profitable minerals on our property, successfully extract them and generate revenues, while reducing exploration costs. We expect to incur significant operating losses in future periods as we incur significant expenses associated with research, assessment and exploration of our mineral property. We cannot guarantee that we will be successful in realizing revenues or achieving or sustaining positive cash flow and if we are unsuccessful in addressing these risks, our business will most likely fail.

We have only begun the first phase of our exploration activities by having our property examined in the field by a professional geologist or mining engineer, there is the risk that our property does not contain any ore reserves, which could lead to a total loss of any investment in our securities.

We do not claim any known ore reserves on our properties. We are speculating that minerals may be found on our property, but their can be no guarantee they will be found or that if found, we can successfully extract or market the minerals. If the Placer Del Mar claim does not contain any reserves, the funds that we spend on exploration will be lost. As well, problems such as unusual or unexpected formations and other conditions are involved in mineral exploration and often result in unsuccessful exploration efforts. In such a case, we would be unable to complete our business plan and our stockholders could lose any investment they make in our company's securities.

Because we have only begun the first phase of our exploration activities with the survey of the Placer Del Mar claim, we may discover mineralization on the claim that is not within our claim boundaries and therefore, cannot be extracted.

While we have conducted a title search to confirm that Mr. Jorge Alberto Almarez is the registered owner of the property and that there are no competing claims on the property, this should not be construed as a guarantee of claim boundaries. Until the claim is surveyed, the precise location of the boundaries of the claim may be in doubt. If we discover mineralization that is close to the estimated claim boundaries, it is possible that some or all of this mineralization may occur outside surveyed boundaries. In such a case, we would not have the right to extract these minerals.

Because of the inherent dangers involved in mineral exploration, there is a risk that we may incur liability or damages as we conduct our business.

The search for valuable minerals involves numerous hazards. As a result, we may become subject to liability for such hazards, including pollution, cave-ins and other hazards against which we cannot insure or against which we may elect not to insure. The payment of such liabilities would have a material adverse effect on our financial position, possibly causing the business to fail.

Mr. Bravo, the sole officer and director of the company, currently devotes approximately 20 - 25 hours per week to company matters. The company's needs could exceed the amount of time or level of experience he may have. This could result in his inability to properly manage company affairs, resulting in our remaining a start-up company with no revenues or profits.

Our business plan does not provide for the hiring of any additional employees until revenues will support the expense. Until that time the responsibility of developing the company's business, initiating the exploration program and fulfilling the reporting requirements of a public company all fall upon Mr. Bravo. While he has business experience including management and accounting, he has had no experience serving in a public company setting, including serving as a principal accounting officer or principal financial officer. Our president, Mr. Humberto Bravo, is currently retired, but has agreed to devote full time services to Placer Del Mar after we attain a sufficient level of revenue and are able to provide officers' salaries. In the event he is unable to fulfill any aspect of his duties to the company we may experience a shortfall or complete lack of revenues, possibly resulting in our shareholders losing all of their investment funds.

Because management has no technical experience in mineral exploration, our business has a higher risk of failure.

Our director has no professional training or technical credentials in the field of geology and specifically in the areas of exploring, developing and operating a mine. As a result, we may not be able to recognize and take advantage of potential acquisition and exploration opportunities in the sector without the aid of qualified geological consultants. As well, with no direct training or experience, our management may not be fully aware of the specific requirements related to working in this industry. His decisions and choices may not be well

thought out and our operations, earnings and ultimate financial success may suffer irreparable harm as a result.

Our continued existence and future profitability is highly dependent upon the price of precious metals and ores. Any substantial drop in these market prices could result in a loss of revenues to us, thereby reducing the value of any securities held by our stockholders.

The economic viability of our minerals exploration program will be highly dependent on, among many other factors, political issues and general economic conditions. During periods of economic downturn or slow economic growth, coupled with eroding consumer confidence or rising inflation, the price and/or sale of precious metals could be severely impacted. Such factors would likely have an immediate effect on our business operations and/or profitability. Currently, mineral values have been rising over the last few years, however, there is no guarantee this trend will continue. It may be difficult to conduct operations profitably in the mining industry in the future if mineral prices drop substantially.

If we become subject to burdensome government regulation or other legal uncertainties, it could increase our costs of doing business and prevent us from exploring for ore deposits.

There are several governmental regulations that materially restrict mineral claims exploration and development. Under Mexican mining law, to engage in certain types of exploration will require work permits, the posting of bonds, and the performance of remediation work for any physical disturbance to the land. While these current laws will not affect our current exploration plans, if we proceed to commence drilling operations on the Placer Del Mar claim, we will incur modest regulatory compliance costs. In addition, the legal and regulatory environment that pertains to the exploration of ore is uncertain and may change. Uncertainty and new regulations could increase our costs of doing business and prevent us from exploring for ore deposits. The growth of demand for ore may also be significantly slowed. This could delay growth in potential demand for and limit our ability to generate revenues. In addition to new laws and regulations being adopted, existing laws may be applied to mining that have not as yet been applied. These new laws may increase our cost of doing business with the result that our financial condition and operating results may be harmed.

Supplies and equipment we will need for continued exploration may not always be available, which could delay our plans and possible revenues.

Competition and unforeseen limited sources of supplies we may need for our exploration programs could result in occasional spot shortages of supplies of certain products, equipment or materials. We cannot guarantee we will be able to obtain certain products, equipment and/or materials which we require, without interruption, as and when needed, or on terms favorable to us. Any such unavailability could result in the delay of our exploration programs and any possible resulting revenues.

We are dependent on additional financing, which may be unavailable to us or, if available, may cause dilution to the shareholders.

While we have sufficient funds to conduct initial exploration on the claim, we will require additional financing in order to determine whether the claim contains sufficient economic mineralization and to cover our anticipated administrative costs. We will also require additional financing if the costs of the exploration of the Placer Del Mar claim are greater than anticipated. Even after completing all proposed exploration, we will not know if we have a commercially viable mineral deposit. We will require additional financing to sustain our business if we are not successful in earning revenues once exploration is complete. We do not currently have any arrangements for financing and may not be able to find such financing if required. Obtaining additional financing would be subject to a number of factors, including the market price for the minerals, investor acceptance of our claim and general market conditions. These factors may make the timing, amount, terms or conditions of additional financing unavailable to us. The most likely source of future funds presently available to us is through the sale of equity capital. Any sale of share capital will result in dilution to existing shareholders. The only other anticipated alternative for the financing of further exploration would be advances from related parties and joint venture or sale of a partial interest in the Placer Del Mar claim to a third party in exchange for cash or exploration expenditures, which is not presently contemplated. Without funding, we may be only partially successful or completely unsuccessful in implementing our business plan, and our shareholders may lose part or all of their investment.

Our financial status creates a doubt whether we will continue as a going concern. Our independent auditors have issued an audit opinion for Placer Del Mar which includes a statement describing our going concern status. If our business plan for the future is not successful, investors will likely lose all of their investment in our stock.

As described in Note 4 of our accompanying financial statements, our losses to date and our lack of any guaranteed sources of future capital create substantial doubt as to our ability to continue as a going concern. If our business plan does not work, we could remain as a start-up company with no revenues, or profits.

There is no current public market for our securities. We have no current public offering and no proposed public offering of our equity. As our stock is not publicly traded, investors should be aware they probably will be unable to sell their shares and their investment in our securities is not liquid.

There is presently no demand for our common stock and no public market exists for the shares being offered in this prospectus. We plan to contact a market maker immediately following the effectiveness of this Registration Statement and apply to have the shares quoted on the OTC Electronic Bulletin Board (OTCBB). The OTCBB is a regulated quotation service that displays real-time quotes, last sale prices and volume information in over-the-counter (OTC) securities. The OTCBB is not an issuer listing service, market or exchange. Although the OTCBB does not have any listing requirements per se, to be eligible for quotation on the OTCBB, issuers must remain current in their filings with the SEC or applicable regulatory authority. Market Makers are not permitted to begin quotation of a security whose issuer does not meet this filing requirement. Securities already quoted on the OTCBB that become delinquent in their required filings will be removed following a 30 or 60 day grace period if they do not make their required filing during that time. We cannot guarantee that our application will be accepted or approved and our stock listed and quoted

for sale. As of the date of this filing, there have been no discussions or understandings between Placer Del Mar or anyone acting on our behalf with any market maker regarding participation in a future trading market for our securities. If no market is ever developed for our common stock, it will be difficult for the shareholders to sell any of their shares.

We will incur ongoing costs and expenses for SEC reporting and compliance, without revenue we may not be able to remain in compliance, making it difficult for our shareholders to sell their shares, if at all.

The estimated $5,000 cost of this Registration Statement to be paid by the company from current cash reserves. We plan to contact a market maker immediately following the effectiveness of this Registration Statement and apply to have the shares quoted on the OTC Electronic Bulletin Board. To be eligible for quotation on the OTCBB, issuers must remain current in their filings with the SEC. Market Makers are not permitted to quote a security whose issuer does not meet this filing requirement. In order for us to remain in compliance we will require future revenues to cover the cost of these filings, which could comprise a substantial portion of our available cash resources. If we are unable to generate sufficient revenues to remain in compliance it may be difficult for our shareholder to sell their shares.

Our sole director/officer beneficially owns 64% of the outstanding shares of our common stock. If he chooses to sell his shares in the future, it might have an adverse effect on the price of our stock.

Due to the controlling amount of his share ownership in our company, if our sole director/officer decides to sell his shares in the public market, the market price of our stock could decrease and all shareholders suffer a dilution of the value of their stock. If our director/officer decides to sell any of his common stock, he will be subject to Rule 144 under the 1933 Securities Act. Rule 144 restricts the ability of our director or officer (affiliate) to sell shares by limiting the sales of securities made under Rule 144 during any three-month period to the greater of: (1) 1% of the outstanding common stock of the issuer; or (2) the average weekly reported trading volume in the outstanding common stock reported on all securities exchanges during the four calendar weeks preceding the filing of the required notice of the sale under Rule 144 with the SEC.

Due to our director/officer's beneficial share ownership he will control and make corporate decisions that may differ from those that might be made by the other shareholders.

Due to the controlling amount of his share ownership in our company, our sole director/officer will have a significant influence in determining the outcome of all corporate transactions, including the power to prevent or cause a change in control. His interests may differ from the interests of the other stockholders and thus result in corporate decisions that are disadvantageous to other shareholders.

FORWARD LOOKING STATEMENTS

This prospectus contains forward-looking statements that involve risk and uncertainties. We use words such as "anticipate", "believe", "plan", "expect", "future", "intend", and similar expressions to identify such forward-looking statements. Investors should be aware that all forward-looking statements contained within this filing are good faith estimates of management as of the date of this filing. Our actual results could differ materially from those anticipated in these forward-looking statements for many reasons, including the risks faced by us as described in the "Risk Factors" section and elsewhere in this prospectus.

USE OF PROCEEDS

We will not receive any proceeds from the sale of the common stock offered through this prospectus by the selling shareholders.

DETERMINATION OF OFFERING PRICE

The shareholders set the offering price of the common stock at $0.25 per share. The shareholders arbitrarily set the offering price based upon their collective judgment as to a price per share they were willing to accept. The price of $0.25 per share is a fixed price until the securities are listed on the OTC Bulletin Board or other national exchange, and thereafter at prevailing market prices or privately negotiated prices.

DIVIDEND POLICY

We have never declared or paid any cash dividends on our common stock. We currently intend to retain future earnings, if any, to finance the expansion of the business. As a result, we do not anticipate paying any cash dividends in the foreseeable future.

SELLING SHAREHOLDERS

The selling shareholders named in this prospectus are offering all of the 620,000 shares of common stock offered through this prospectus. These shares were acquired from us in an offering that was exempt from registration pursuant to Section 4(2) as amended of the Securities Act of 1933 and completed on June 30, 2005. If there are changes in the selling security holders, we will file an amendment.

The following table provides, as of the date of this prospectus, information regarding the beneficial ownership of our common stock held by each of the selling shareholders, including:

1.   The number of shares owned by each prior to this offering;
2.   The total number of shares that are to be offered for each;
3.   The total number of shares that will be owned by each upon completion of the offering;
4.   The percentage owned by each; and
5.   The identity of the beneficial holder of any entity that owns the shares.

To the best of our knowledge, the named parties in the table that follows are the beneficial owners and have the sole voting and investment power over all shares or rights to the shares reported. The column reporting the percentage owned upon completion assumes that all shares offered are sold, and is calculated based on 1,720,000 shares outstanding as of the date of this prospectus.

Name of Selling Shareholder	Shares Owned Prior To This Offering	Total of Shares Offered For Sale	Total Shares After Offering	Percent Owned After Offering
Ramiro Albarran	10,000	10,000	0	0
Juan Manuel Alvarez	50,000	50,000	0	0
Robert & Jodi Collins	10,000	10,000	0	0
Anthony Davenport	10,000	10,000	0	0
Maria Diaz	10,000	10,000	0	0
Michelle Foley	10,000	10,000	0	0
Robert Foley	10,000	10,000	0	0
Esperanza Garcia	10,000	10,000	0	0
Arturo Garzon	10,000	10,000	0	0
Miriam Gonzalez	10,000	10,000	0	0
Steve Gray	10,000	10,000	0	0
Lucia Hernandez	10,000	10,000	0	0
Alicia Jimenez	10,000	10,000	0	0
Esther Lacher	10,000	10,000	0	0
Hana Lacher	10,000	10,000	0	0
Maria Luna	50,000	50,000	0	0
Salvador Martinez	10,000	10,000	0	0
Elena Mendoza	10,000	10,000	0	0
Jose Munoz	50,000	50,000	0	0
Arturo Morales	10,000	10,000	0	0
Raul Murillo	10,000	10,000	0	0
Manuela Ochoa	10,000	10,000	0	0
Jose Ortiz	10,000	10,000	0	0
Arcelia Zumaya Perales	10,000	10,000	0	0
Yolanda Peren	10,000	10,000	0	0
Dennis Puckett	10,000	10,000	0	0
Minda Puckett	10,000	10,000	0	0
Jesus Luis Ramirez	10,000	10,000	0	0
Antonio Rasgado	50,000	50,000	0	0
Calvin Risk	10,000	10,000	0	0
Carol Risk	10,000	10,000	0	0
Joseph Risk	10,000	10,000	0	0

Mercedes Rivera	10,000	10,000	0	0
Abigail Robinson-Kim	10,000	10,000	0	0
Amalia Rodriguez	10,000	10,000	0	0
Roberto Silva	10,000	10,000	0	0
Lester Smith	10,000	10,000	0	0
Michael Smith	10,000	10,000	0	0
Darnella Tabiszewski	10,000	10,000	0	0
Destiny Tabiszewski	10,000	10,000	0	0
Joseph Traeger	10,000	10,000	0	0
Kathy Traeger	10,000	10,000	0	0
Pedro Valdez	10,000	10,000	0	0
Bernardo Velasquez	10,000	10,000	0	0
Gustavo Villarino	10,000	10,000	0	0
Connie White-Castellanos	10,000	10,000	0	0

To our knowledge, none of the selling shareholders:

1.   Has had a material relationship with Placer Del Mar other than as a shareholder as noted above at any time within the past three years;
2.   Has ever been an officer or director of Placer Del Mar; or
3.   Are broker-dealers or affiliated with broker-dealers.

Familial Relationships Among the Shareholders:

Michele & Robert Foley	Husband and Wife
Esther & Hana Lacher	Sisters
Dennis & Minda Puckett	Husband and Wife
Calvin, Carol & Joe Risk	Husband, Wife & Son
Darnella & Destiny Tabiszewski	Mother & Daughter
Joseph & Kathy Traegar	Husband and Wife

PLAN OF DISTRIBUTION

The selling shareholders may sell some or all of their common stock in one or more transactions:

1.   on such public markets or exchanges as the common stock may from time to time be trading;
2.   in privately negotiated transactions; or
3.   in any combination of these methods of distribution.

The sales price to the public has been determined by the shareholders to be $0.25. The price of $0.25 per share is a fixed price until the securities are listed on the OTC Bulletin Board or other national exchange, and thereafter at prevailing market prices or privately negotiated prices. The shares may also be sold in compliance with the Securities and Exchange Commission's Rule 144. Under Rule

144, several provisions must be met with respect to the sales of control securities at any time and sales of restricted securities held between one and two years. The following is a summary of the provisions of Rule 144: (a) Rule 144 is available only if the issuer is current in its filings under the Securities an Exchange Act of 1934. Such filings include, but are not limited to, the issuer's quarterly reports and annual reports; (b) Rule 144 allows resale of restricted and control securities after a one year hold period, subjected to certain volume limitations, and resale by non-affiliates holders without limitations after two years; (c) The sales of securities made under Rule 144 during any three-month period are limited to the greater of: (i) 1% of the outstanding common stock of the issuer; or (ii) the average weekly reported trading volume in the outstanding common stock reported on all securities exchanges during the four calendar weeks preceding the filing of the required notice of the sale under Rule 144 with the SEC.

The selling shareholders may also sell their shares directly through market makers acting in their capacity as broker-dealers. We are not aware of any arrangements or agreements with any broker-dealer or underwriting firm to resell on behalf of the selling shareholders.

Placer Del Mar will apply to have its shares of common stock registered on the OTC Bulletin Board immediately after the date of this prospectus. Placer Del Mar anticipates once the shares are trading on the OTC Bulletin Board the selling shareholders will sell their shares directly into any market created. Selling shareholders will offer their shares at a fixed price of $0.25 per share until the common stock is trading on the OTC Bulletin Board at which time the prices the selling shareholders will receive will be determined by the market conditions. Selling shareholders may also sell in private transactions. Placer Del Mar cannot predict the price at which shares may be sold or whether the common stock will ever trade on any market. The shares may be sold by the selling shareholders, as the case may be, from time to time, in one or more transactions. Placer Del Mar does not intend to enter into any arrangements with any securities dealers concerning solicitation of offers to purchase the shares.

Commissions and discounts paid in connection with the sale of the shares by the selling shareholders will be determined through negotiations between them and the broker-dealers through or to which the securities are to be sold and may vary, depending on the broker-dealers fee schedule, the size of the transaction and other factors. The separate costs of the selling shareholders will be borne by them. The selling shareholders will, and any broker-broker dealer or agent that participates with the selling shareholders in the sale of the shares by them may be deemed an "underwriter" within the meaning of the Securities Act, and any commissions or discounts received by them and any profits on the resale of shares purchased by them may be deemed to be underwriting commissions under the Securities Act. In the event any selling shareholder engages a broker-dealer to distribute its shares, and the broker-dealer is acting as underwriter, Placer Del Mar will be required to file a post effective amendment containing the name of the underwriter.

The selling shareholders must comply with the requirements of the Securities Act of 1933 and the Securities Exchange Act of 1934 in the offer and sale of their common stock. In particular, during times that the selling shareholders may be deemed to be engaged in a distribution of the common

stock, and therefore be considered to be an underwriter, they must comply with applicable law. Regulation M prohibits certain market activities by persons selling securities in a distribution. To demonstrate their understanding of those restrictions and others, selling shareholders will be required, prior to the release of un-legended shares to themselves or any transferee, to represent as follows: that they have delivered a copy of this prospectus, and if they are effecting sales on the Electronic Bulletin Board or inter-dealer quotation system or any electronic network, that neither they nor any affiliates or person acting on their behalf, directly or indirectly, has engaged in any short sale of Placer Del Mar common stock; and for a period commencing at least 5 business days before his first sale and ending with the date of his last sale, bid for, purchase, or attempt to induce any person to bid for or purchase Placer Del Mar common stock.

If we become listed for trading on the OTC Electronic Bulletin Board the trading in our shares will be regulated by Securities and Exchange Commission Rule 15g-9 which established the definition of a "penny stock."

The Securities and Exchange Commission Rule 15g-9 establishes the definition of a "penny stock", for the purposes relevant to Placer Del Mar, as any equity security that has a market price of less than $5.00 per share or with an exercise price of less than $5.00 per share, subject to certain exceptions. For any transaction involving a penny stock, unless exempt, the rules require: (a) that a broker or dealer approve a person's account for transactions in penny stocks; and (b) the broker or dealer receive from the investor a written agreement to the transaction, setting forth the identity and quantity of the penny stock to be purchased. In order to approve a person's account for transactions in penny stocks, the broker or dealer must (a) obtain financial information and investment experience objectives of the person; and (b) make a reasonable determination that the transactions in penny stocks are suitable for that person and the person has sufficient knowledge and experience in financial matters to be capable of evaluating the risks of transactions in penny stocks. The broker or dealer must also deliver, prior to any transaction in a penny stock, a disclosure schedule prepared by the broker/dealer relating to the penny stock market, which, in highlight form, (a) sets forth the basis on which the broker or dealer made the suitability determination; and (b) that the broker or dealer received a signed, written agreement from the investor prior to the transaction. Before you trade a penny stock your broker is required to tell you the offer and the bid on the stock, and the compensation the salesperson and the firm receive for the trade. The firm must also mail a monthly statement showing the market value of each penny stock held in your account.

We can provide no assurance that all or any of the common stock offered will be sold by the selling shareholders.

Placer Del Mar is bearing all costs relating to the registration of the common stock. The costs will be paid from existing cash on hand and in the event a shortfall of funds is experienced our director has a written agreement with us to loan our company up to $6,000 per month in order to complete the registration process and pay for operating expenses over the next twelve months.   There is no

interest that will be paid on the loan over the twelve month term. If the director is unable or unwilling to loan the company the necessary funds we would investigate alternative financing such as bank loans or additional sales of our equity securities. Any commissions or other fees payable to brokers or dealers in connection with any sale of the common stock, however, will be borne by the selling shareholders or other party selling the common stock. Placer Del Mar will use its best efforts to update the registration statement and maintain its effectiveness for one year.

LEGAL PROCEEDINGS

Placer Del Mar is not currently involved in any legal proceedings and we are not aware of any pending or potential legal actions.

In 2006, our attorney for securities matters, Dennis Johnston, asked another attorney, Warren Soloski, to contact the Securities and Exchange Commission regarding the status of our pending SB-2 registration. We learned this request by Mr. Johnston for assistance from Mr. Soloski was because Mr. Johnston's was out of his office for several weeks. During that time, we had left messages for Mr. Johnston to contact the SEC on our behalf. We did not retain Mr. Soloski for any legal assistance, we did not retain him to contact the SEC, he has not represented us in our SEC filings, he has not provided any other legal services to us, he has not been involved with the preparation of our registration statement, and he has no affiliation with our company.

We understand the following securities legal matters that relate to Mr. Soloski:

On September 25, 2003, the Securities and Exchange Commission filed a settled civil action in the U. S. District Court District of Columbia, alleging that Mr. Soloski traded on material nonpublic information that he obtained while representing Pay Pop, Inc., a publicly trading company. The complaint alleged that Mr. Soloski violated antifraud provisions of the federal securities laws. The Commission issued an administrative order finding that Mr. Soloski violated antifraud provisions of the federal securities laws. According to the Commission, Mr. Soloski sold his Pay Pop, Inc. stock while in possession of material nonpublic information that he obtained through his representation of the company. Without admitting or denying the Commission's allegations and findings, Mr. Soloski agreed to the entry of a final judgment requiring him to pay disgorgement of $922.14, prejudgment interest of $288.83, and a one-time civil penalty of $922.14. Mr. Soloski has consented to the entry of an order requiring him to cease and desist from future violations of securities laws.

On April 2, 2004, the Securities and Exchange Commission filed a civil lawsuit against Mr. Soloski and others in respect of the affairs of LASV Enterprises, Inc. a former OTC Bulletin Board traded company. The suit alleges Mr. Soloski violated anti-fraud, securities registration, periodic and current reporting, and beneficial ownership reporting provisions of the federal securities laws. It was alleged that Mr. Soloski prepared misleading quarterly, annual, and current SEC reports, eleven

fraudulent Form S-8 registration offerings of approximately 16.2 million shares to purported independent consultants for LASV Enterprises, Inc. It was alleged Mr. Soloski received some of the Form S-8 shares and sold or distributed them into an inflated stock market. The Commission is seeking, among other relief, permanent injunctions, disgorgement of ill-gotten gains with pre-judgment interest, civil money penalties, and a penny stock bar against Mr. Soloski.

DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS AND CONTROL PERSONS

The director and officer of Placer Del Mar, whose one year term will expire 05/15/07, or at such a time as his successor(s) shall be elected and qualified is as follows:

Name & Address	Age	Position Date	First Elected	Term Expires
Humberto Bravo 3707 Fifth Ave. #351 San Diego, CA 92103	63	President, Secretary, Director	05/15/05	05/15/07

The foregoing person is a promoter of Placer Del Mar, as that term is defined in the rules and regulations promulgated under the Securities and Exchange Act of 1933.

Directors are elected to serve until the next annual meeting of stockholders and until their successors have been elected and qualified. Officers are appointed to serve until the meeting of the board of directors following the next annual meeting of stockholders and until their successors have been elected and qualified.

The director and officer currently devotes approximately 20 to 25 hours per week to manage the business affairs of our company. Mr. Bravo has devoted approximately 500 hours of time in 2005 to the affairs of Placer Del Mar, Ltd. Mr. Bravo currently has no other significant responsibilities with other companies. Mr. Bravo does not have any technical credentials related to mineral exploration, however, Mr. Bravo is an educated professional business manager. Once revenues have been generated or as deemed necessary by the board of directors, Mr. Bravo intends to devote full time services to the company.

No executive officer or director of the corporation has been the subject of any order, judgment, or decree of any court of competent jurisdiction, or any regulatory agency permanently or temporarily enjoining, barring, suspending or otherwise limiting him or her from acting as an investment advisor, underwriter, broker or dealer in the securities industry, or as an affiliated person, director or employee of an investment company, bank, savings and loan association, or insurance company or from engaging in or continuing any conduct or practice in connection with any such activity or in connection with the purchase or sale of any securities.

No executive officer or director of the corporation has been convicted in any criminal proceeding (excluding traffic violations) or is the subject of a criminal proceeding which is currently pending. No executive officer or director of the corporation is the subject of any pending legal proceedings.

<u>RESUME</u>

Humberto Bravo

Work History

1998-2005 - Retired

Bomuca, Inc.

Administrative Manager - Tijuana, Baja California, Mexico.
1993-1998
Bomuca, Inc. is developer and manufacturer of health and beauty products.

$ Director of operations.
$ Management of sales staff.
$ Management of import/export of natural products.
$ Created and implemented marketing campaigns.
$ Created advertising and promotional campaigns.

Education

University of Mexico, Unam, Mexico 1961-1963
Business Major

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth information on the ownership of Placer Del Mar's voting securities by officers, directors and major shareholders as well as those who own beneficially more than five percent of Placer Del Mar's common stock as of the date of this prospectus:

Title Of Class	Name & Address	Amount & Nature of owner	Percent Owned
Common	Humberto Bravo 3707 Fifth Ave. #351 San Diego, CA 92103	1,100,000 (a)	64%
Total Shares Owned by Officers & Directors As a Group		1,100,000	64%

(a)   Mr. Bravo received 1,000,000 shares of the company's common stock on May 20, 2005 for $10,000 or .01 per share. Mr. Bravo received 100,000 shares of the company's common stock on May 22, 2006 in exchange for the filing of a mineral claim on the company's behalf, the shares were valued at $0.10 or $10,000.

DESCRIPTION OF SECURITIES

Placer Del Mar's Certificate of Incorporation authorizes the issuance of 50,000,000 shares of common stock, .001 par value per share. There is no preferred stock authorized. Holders of shares of common stock are entitled to one vote for each share on all matters to be voted on by the stockholders, and do not have cumulative voting rights. Holders of shares of common stock are entitled to share ratably in dividends, if any, as may be declared from time to time by the board of directors in its discretion, from funds legally available therefore. In the event of a liquidation, dissolution, or winding up of Placer Del Mar, the holders of shares of common stock are entitled to share pro rata all assets remaining after payment in full of all liabilities. Holders of common stock have no preemptive or other subscription rights, and there are no conversion rights or redemption with respect to such shares.

INTEREST OF NAMED EXPERTS AND COUNSEL

None of the below described experts or counsel have been hired on a contingent basis and none of them will receive a direct or indirect interest in the Company.

Our financial statements for the period from inception to the year ended June 30, 2006 included in this prospectus have been audited by Chang G. Park, CPA, Ph.D., 371 E Street, Chula Vista, CA 91910. Our financial statements for the period from inception to the year ended June 30, 2005 included in this prospectus have been audited by Armando C. Ibarra, CPA, 371 E Street, Chula Vista, CA 91910. We include the financial statements in reliance on their reports, given upon their authority as experts in accounting and auditing. The December 31, 2006 financials have been prepared by the company and reviewed by Chang G. Park.

Dennis H. Johnston, Esq., 9422 Canfield Drive, La Habra, CA 90631 has passed upon the validity of the shares and certain other legal matters and is representing us in connection with this offering.

DISCLOSURE OF COMMISSION POSITION ON INDEMNIFICATION FOR SECURITIES ACT LIABILITIES

Pursuant to the Articles of Incorporation and By-Laws of the corporation, we may indemnify an officer or director who is made a party to any proceeding, including a law suit, because of his position, if he acted in good faith and in a manner he reasonably believed to be in our best interest. In certain cases, we may advance expenses incurred in defending any such proceeding. To the extent that the officer or director is successful on the merits in any such proceeding as to which such person is to be indemnified, we must indemnify him against all expenses incurred, including attorney's fees. With respect to a derivative action, indemnity may be made only for expenses actually and reasonably incurred in defending the proceeding, and if the officer or director is judged liable, only by a court order. The indemnification is intended to be to the fullest extent permitted by the laws of the State of Nevada.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to our directors, officers and controlling persons pursuant to the provisions above, or otherwise, we have been advised that in the opinion of the Securities and Exchange Commission, such indemnification is against public policy as expressed in the Securities Act, and is, therefore, unenforceable.

In the event that a claim for indemnification against such liabilities, other than the payment by us of expenses incurred or paid by one of our directors, officers, or controlling persons in the successful defense of any action, suit or proceeding, is asserted by one of our directors, officers, or controlling person in connection with the securities being registered, we will, unless in the opinion of our counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification is against public policy as expressed in the Securities Act, and we will be governed by the final adjudication of such issue.

ORGANIZATION IN THE LAST FIVE YEARS

Placer Del Mar, Ltd. was incorporated in Nevada on May 13, 2005. At that time the board of directors voted to seek capital and began development of our business plan. During May and June 2005 we received our initial funding through the sale of 1,000,000 shares of our common stock to our director for $10,000 ($0.01 per share), 4,200 shares of our common stock to 42 non-affiliated private investors for $4,200 ($0.01 per share) and 200,000 shares of our common stock to 4 non-affiliated private investors for $20,000 ($0.10 per share). On May 22, 2006 100,000 shares of our common stock were issued to Mr. Bravo in exchange for his filing a mineral claim on the company's behalf. The shares were valued at $0.10 or $10,000. Placer Del Mar does not have any, nor has it had any, associations with any promoters aside from Mr. Bravo, our director, who is considered a promoter.

DESCRIPTION OF BUSINESS

The company does not consider itself to be a blank check company as defined in Rule 419 of Regulation C of the Securities Act of 1933. The company has a specific business plan and has recently begun the execution its business plan. Rule 419 of Regulation C promulgated under the Securities Act of 1933 applies to companies having no specific business plans other than to engage in a merger or acquisition with an unidentified company or companies, or other entity. Management's business plan is to complete its stated objectives, and not allow our company to be used as a vehicle for a reverse merger. We are executing a specific business plan developed by our director, as set forth in the prospectus. We are moving forward with our development as defined in the business plan. Based upon the above, we believe we are not within the scope of Rule 419.

The discussions contained herein are management's estimates only. Because we have only recently commenced our exploration program, on September 27, 2006, we cannot provide a more detailed discussion of our plans if we find a viable store of minerals on our property, as there is no guarantee that exploitable mineralization will be found, the quantity and type of minerals if they are found and the extraction process that will be required. We are also unable to provide any assurances or guarantees that we will be able to raise the additional funding required to proceed with any subsequent work on the claim if mineralization is found in Phase One. If no mineralization is found during Phase One we do not intend to seek additional funding, we will dissolve the company, we have no business plan other than to dissolve, and investors will lose their money. We do not intend to seek another mineral claim.

On September 27, 2006 we began Phase One of our exploration program on the Placer Del Mar mineral claim. Phase One will continue approximately nine months to complete initial geological and geophysical studies. Phase One will consist of soil sampling and analysis to determine if titanium ore exists within the claim boundaries. A complete analysis of the samples including, data compilation and interpretation, drafting and report writing will provide information about the claim. Samples are collected on the surface and through drilling into the ground within the claim. Samples are then sent for analysis and testing to determine the mineralization of the location. As of the date of this filing, the company's geologist has taken soil samples and we continue to use backhoe trenching to provide the geologist with subsurface soil samples. If the claim is determined to have any titanium reserves, or a sufficient amount of mineralization the company will then apply for mining permits with the Mexican government. The process for filing for mining permits is as follows; Mining regulations in Mexico consist of the following items; registration with General Director of Mines and the Tax Administration Service (SHCP), initiate a geological mining investigation to determine the potential resource within the prospective land, define the surface area of the of the mining request, pay the mining tariff which is determined by the size of the claim, and receive the permit for the Mining Concession issued by the General Director of mines. The mining tariff to maintain our claim is $200 (U.S.) per year paid in four quarterly payments of $50 (U.S.). The tariff is paid to the Mexican federal government. We paid the first payment in December 2006,

the next payment is due in March of 2007. Mining permits last for a period of six years. We anticipate the cost of permits to be approximately $25,000, including environmental reporting requirements estimated at a cost of $5,000 every two years. Environmental impact reports will be generated to determine the impact upon wildlife, plant life, and water ways to determine what if any impact mining will have on the surrounding environment. As part of the permit application process needed to begin mining and mineral extraction, we will be required to follow the national environmental laws of the National Institute of Ecology, a Federal government agency. An environmental application will need to be filed with the Ministry of Public Mining Registry in Mexico City, which enforces Federal environmental laws for the mining industry. We will petition the Ministry for an environmental operating license by describing our mining facility and its potential impact on the environment. We will be required to file environmental reports every two years with the Ministry of Public Mining Registry in Mexico City.

Prior to Phase One of our exploration process, we hired a third party geologist (3 GEO Geological Services) to prepare a preliminary geology report on the area in which the claim is located and our president filed a mineral claim with the Mexican government on April 24, 2006 on behalf of the company. Because we have filed for a mining concession does not ensure our claim contains any viable economic mineralization. A senior geologist will be required conduct further geological studies and produce a geology report regarding the economic viability of the claim. The geologist will render an opinion regarding the size, quantity, and viability of the mineralization, if any, located within the claim. As of the date of this filing we have provided our geologist with soil samples and we continue to utilize backhoe trenching each month to provide the geologist with subsurface soil samples. Understanding the quantity, quality, and viability of any potential mineralization will enable the company to then determine whether or not to proceed in pursuing extracting those potential minerals. The company will then determine whether or not to proceed to Phase Two based upon the results of the geology report. A senior geologist will be hired upon the beginning of Phase One. Upon completion of Phase One, and upon discovery of economically viable minerals, we intend to initiate Phase Two of our plan during the third quarter of 2007. Phase Two will consist of the following; mining permit applications, environmental impact reports, mechanical trenching, drilling and waste removal. Mechanical trenching is an activity of digging using mechanical equipment such as; bulldozers, backhoes, and front-end loaders. Mechanical trenching in mining is used to extract minerals from the ground. Diamond drilling is the use of diamond tipped drill bits to break through hard earth and rock to extract minerals.

We are an exploration stage company with no revenues and a limited operating history. We intend to engage in mineral exploration in order to exploit any mineral deposits we discover that demonstrate economic feasibility. We have taken the following steps: secured the right to free access and exploration of a mineral claim in Baja California, developed our business plan, hired a mining engineer to prepare a preliminary geology report, filed for a mining concession with the Mexican government, and begun Phase One of our exploration program. Our claim has been filed with Mexican government as of April 24th, 2006. The nature of our mineral claim entitles Placer Del Mar full rights to exploit possible minerals contained beneath the surface within our claim boundaries, subject to a 1% net smelter royalty reserved in favor of Mr. Almarez, the owner of the property. The

Mexican government requires annual fees be paid for any and all mining claims throughout Mexico. The Placer Del Mar claim is subject to all mining tariffs required by the Mexican government even though Mr. Almarez is the property owner. There are no limitations or restrictions on Mr. Almarez' ownership of the property. Our independent auditors have issued an audit opinion for Placer Del Mar which includes a statement expressing substantial doubt as to our ability to continue as a going concern.

There is the likelihood our mineral claim contains little or no economic mineralization or reserves of any minerals. There is the possibility that the Placer Del Mar claim does not contain any reserves and the funds that we spend on exploration will be lost. We have begun Phase One of our exploration program which will consist of geologic surveying, mapping and analytical assays and is estimated to take four months to complete. The Phase Two of our exploration program is contingent upon finding economically viable minerals within our claim boundaries and upon our ability to raise additional funds to cover the costs. As of this date, we have not identified a source for this additional funding. We would undertake the Phase Two work program in the third quarter of 2007, if Phase One of our exploration program is successful in identifying mineral reserves. Even if we complete our current exploration program and are successful in identifying a mineral deposit we will be required to expend substantial funds on further drilling and engineering studies before we will know if we have a commercially viable mineral deposit or reserve. If no mineralization is found during Phase One we do not intend to seek additional funding, we will dissolve the company, we have no business plan other than to dissolve, and investors will lose their money. We do not intend to seek another mineral claim.

In this Prospectus mining terms are used with respect to the mineral properties. The following Glossary is provided to assist the reader with understanding the terminology:

Glossary of Mining Terms

"Andesite"	Volcanic rock characteristically medium dark in color and containing 54 to 62% silica.
"Basalt"	An extrusive volcanic rock.
"Cenozoic"	The geologic era beginning about 65 million years ago following the Mesozoic era and including the present.
"Diorite"	A medium to dark grey, medium to coarse-grained intrusive rock. It consists mainly of plagioclase feldspar, some quartz, and abundant dark minerals (roughly a third).
"Fault"	A fracture dividing a rock into two sections that have visibly moved relative to each other
"Galena"	A lead sulphide - the most common ore mineral of lead.
"Granite"	A coarse-grained intrusive igneous rock consisting of quartz, feldspar and mica.
"Grano"	A combining form meaning of or like granite.
"Igneous"	Rocks that crystalize from magma.

"Metamorphic"	A rock that has undergone chemical or structural changes (heat, pressure, or a chemical reaction) that causes changes to its original state - High-grade metamorphic is a large amount of change.
"Perlite"	A glassy volcanic rock, similar to obsidian.
"Plutonic"	Formed far below the surface of the earth by intense heat, great pressure and slow cooling. Plutonic rocks are typically crystalline with a granite-like texture.
"Quartz"	Common rock forming mineral consisting of silicon and oxygen.
"Rhyolite"	A kind of volcanic rock commonly occurring as a lava flow containing high volumes of silica, granite-like in composition but with a fine-grained texture.
"Scarp"	A steep slope or cliff extending along the edge of a plateau or mesa.
"Sedimentary"	Having the nature of or containing sediment. Formed by the deposit of sediment in certain rocks.
"Synclinal"	Sloping downward in opposite directions so as to meet.
"Tuff"	Rock composed of fine volcanic ash.

GENERAL INFORMATION

Location and Access

Our mineral claim to which we have the right of free access and exploration, as well as the sole and exclusive right to establish mineral claims upon, subject to a Net Smelter Royalty Return of 1% in favor of Mr. Almarez, payable annually, is the mineral claim known as the Placer Del Mar Claim. The Placer Del Mar claim, consisting of a total surface area of approximately 46.2 acres, is located 15 miles southeast of Playas del Rosarito, Baja California, Mexico. The claim is located 1.5 miles east of Highway 1 on a paved road accessible by regular vehicle.

Requirements or Condition for Retention of Title

Mining regulations in Mexico consist of the following items; registration with General Director of Mines and the Tax Administration Service (SHCP), initiate a geological mining investigation to determine the potential resource within the prospective land, define the surface area of the of the mining request, pay the mining tariff which is determined by the size of the claim, and receive the permit for the Mining Concession issued by the General Director of mines. The mining tariff to maintain our claim is $200 (U.S.) per year paid in four quarterly payments of $50 (U.S.). The tariff is paid to the Mexican federal government. We paid the first payment in December 2006, the next payment is due in March 2006. We anticipate the totalcost of permits to be approximately $25,000. Mining permits last for a period of six years.

Present Condition of the Property

There has been no previous work on the property. There is not a plant or any equipment currently located on the property. Electric power and water are available on the property.

Current State of Exploration on the Property

At the current time the property is without know reserves and the proposed program is exploratory in nature. We have begun Phase One of our exploration program which will consist of geologic surveying, mapping and analytical assays and is estimated to take four months to complete. The future cost of exploration work on the property is disclosed in detail in the Plan of Operation section of this prospectus.

Total Cost of our Property to Date and Planned Future Costs

On June 6th, 2005 we entered into a Mineral Property Agreement (the "Agreement") with Jorge Alberto Almarez of 157 Calle Federico, Rosarito B.C. Mexico. On April 24, 2006 that agreement was superseded by a new agreement titled Mineral Rights Revenue Sharing Agreement. The new agreement grants us the right to free access and exploration of the property together with the sole and exclusive right to establish mineral claims on the property, subject to a 1% net smelter returns royalty reserved in favor Mr. Almarez. In order to keep the rights granted in good standing we paid Mr. Almarez $2,000. In addition we will pay Mr. Almarez the net smelter returns royalty annually during the term of the agreement. The term of the agreement shall be for a period of 30 years from the signing date of the agreement, renewable upon the anniversary date of the agreement for an additional 30 year period at the sole discretion of Placer for a one-time payment of $100,000. Owning the claim only provides us with the right to explore for and extract minerals. A net smelter returns royalty is the percentage of money that the royalty holder would receive from the sale of minerals from the claim to a smelter, less refining charges, ore treatment charges, penalties and transportation costs. The Agreement also provides that if we are in default of the payments noted above, Mr. Almarez can terminate the Agreement after providing 30 days written notice of the default. Mr. Almarez has no relationship or affiliation with the company or its management. Mr. Almarez has not granted his interests in mining claims to other companies.

We are currently working in Phase One of our exploration program on the Placer Del Mar claim, which consists of geologic surveying, mapping, trenching and analytical assays and is estimated to take nine months to complete. We anticipate that the Phase One program will cost approximately $27,000, which will be paid from cash on hand and loans from our director. We believe our current cash balance of $4,424 plus loans from our director will provide sufficient funding for completion of Phase One. In addition to our existing cash, our director has provided us with a written agreement to loan the company sufficient funds to continue the company's business plan Phase One exploration costs, offering costs, filing fees, and correspondence with our shareholders in the estimated amount of $3,000 to $6,000 per month. In the event our director does not provide such funding business will

likely fail, cease operations, and investors will likely lose their money. Phase Two of our exploration is contingent upon the discovery of sufficient mineralization to continue. If we are not successful in the discovery of minerals our operations will cease and investors will likely lose their money.

The above program cost estimates were provided to us by 3 GEO Geological Services who prepared the preliminary geology report respecting the Placer Del Mar claim. Results gained from the program will lead to a better understanding of the location of, and controls of, any mineralization. As of the date of this filing, we have begun Phase One of our business plan exploration program on the Placer Del Mar claim.

The Phase Two exploration program is contingent upon the discovery of economically viable minerals during the Phase One program, and our ability to raise additional funds to cover the costs. As of this date we have not identified a source for this additional funding. We would undertake the phase two work program during the third quarter of 2007 if Phase One of our exploration program is able to identify economically viable mineral reserves.   If economically viable mineralization is found in Phase One of our program, then we will proceed to Phase Two of our plan. The director of the company, Humberto Bravo, will decide if the company should proceed to Phase Two of our program. Management has no technical expertise in mining to make this determination and will rely upon results from geological studies to make his decision. In Phase Two we intend to do an initial examination of the underground characteristics of any potential vein structure or mineral deposit that was identified in Phase One. Phase Two is aimed at identifying any mineral deposits of potential economic importance. The Methods used in Phase Two are: more extensive trenching, more advanced geophysical study of the claim, and possible diamond drilling of sample holes in the land at our claim.

Trenching identifies the continuity and extent of the mineralization, if any, below the surface. Trenching involves the utilization of a variety of digging methods, from using a simple pick and shovel to use of a backhoe service or a bulldozer to dig in areas our geologist recommends on our claim. Trenches can be any length the geologist recommends, with estimated backhoe trenches on our claim to be approximately two feet wide by up to a maximum of ten feet deep in grids from twenty feet to fifty feet long. Surface assays from trenching will be used by our geologist to locate areas on our claim that may be suitable for more extensive exploration, including drilling. Ore veins may run along or near the surface of our claim, and trenching is used to discover those veins. Our geologist will assay the trenches, study any geological formations and develop a more detailed exploration plan from the information obtained from the trenches.

Diamond drilling involves utilization of a drilling operator to drill vertical shafts into the ground of various depths and widths for the purpose of extracting core mineral samples. Our geologist may recommend drilling if trenching indicates sufficient mineral content. Drilling procedures vary by each claim and is only warranted when the geologist recommends it due to its higher cost above trenching. The drilling process involves drilling numerous sample holes of depths that are

determined by a geologist. Drilling is used to define and locating deeper mineral deposits. Holes are analyzed for mineral content at all levels of each sample hole. It requires vertical drilling equipment to drill to various depths to extract core mineral samples. Diamond drilling and further geophysical work will give the company a greater understanding of the location and extent, if any, of mineralization at depths that are unreachable by surface observations, excavations, and provides a target for more extensive trenching and core drilling. At this time, we cannot speculate or estimate whether we will find sufficient mineralization that justifies drilling costs, and we cannot estimate the costs of such drilling. Only after a thorough analysis of the data collected in Phase Two, we will decide if the claim warrants continued exploration.



General Site
Location

Rock Formation and Mineralization

The area between Sierra de San Felipe and Sierra Las Pietas conforms a wide valley limited by the mountains of the same name into the denominated Gulf Extensional Province, which is limited to the west by the Gulf Main Escarpment, characterized by the steep topographic relief of the Sierra de Juarez and San Pedro Martir, and by the Gulf of California to the east.

From the geologic-structural point of view this zone lies between two structural segments, the Valle de San Felipe-Valle Chico segment on the south side and the accommodation zone of Sierra Las Tinajas-Sierra Pinta.

The south limit, in the San Felipe area, is composed of three main rock types:

1) Prebatholitic metamorphic and metasedimentary rocks.
2) Plutonic batholitic rocks
3) Volcanic and sedimentary post batholitic rocks

The batholitic rocks are composed of granitic non-differentiated, granodiorite, and quartz diorite rocks, that conform the base over which Cenozoic sediment and volcanic rocks were deposited.

The northern limit of the area, Sierra Las Pietas, is conformed by volcanic rocks consisting of basalts, rhyolite, andesite, and tuffs resting over a metamorphic base, with a folding and faulting pattern indicating the existence of a synclinal basin.

An important characteristic is the mineralization in these rocks. They are altered by solution to perlite, geodes, chalcedony, and jasper; and the mineral alteration has given result to quartz, calcite, galena, malaquite, and native gold in hematite and limonite between other minerals.

Conclusions

The geological setting of the northern Baja California state are prospective for economically important mineral deposits, mainly gold, tungsten, perlite, sulfides, titanium, and silver. The discussion contained herein describes only the available data, and further research is needed to examine specific sites with the highest potential.

COMPETITION AND COMPETITIVE POSITION

The metals mining industry is highly fragmented. We will be competing with many other exploration companies looking for titanium, gold, copper, nickel and platinum-group metals and other minerals. We are among the smallest exploration companies in existence and are an infinitely small participant in the exploration business which is the foundation of the mining industry. While we generally compete with other exploration companies, there is no competition for the exploration or removal of minerals from our claim. Readily available commodities markets exist in Mexico and

around the world for the sale of ores and other minerals. Therefore, we will likely be able to sell any ores or other minerals that we are able to recover.

BANKRUPTCY OR SIMILAR PROCEEDINGS

There has been no bankruptcy, receivership or similar proceedings.

REORGANIZATIONS, PURCHASE OR SALE OF ASSETS

There have been no material reclassifications, mergers, consolidations, or purchase or sale of a significant amount of assets not in the ordinary course of business.

COMPLIANCE WITH GOVERNMENT REGULATION

We will be required to comply with all regulations, rules and directives of governmental authorities and agencies applicable to the exploration of minerals in Mexico generally, and in Baja California specifically. We will have to sustain the cost of reclamation and environmental mediation for all exploration and development work undertaken. As part of the permit application process needed to begin mining and mineral extraction, we will be required to follow the national environmental laws of the National Institute of Ecology, a Federal government agency. An environmental application will need to be filed with the Ministry of Public Mining Registry in Mexico City, which enforces Federal environmental laws for the mining industry. We will petition the Ministry for an environmental operating license by describing our mining facility and its potential impact on the environment. We will be required to file environmental reports every two years, with estimated costs of $5,000 for each two year period, with the Ministry of Public Mining Registry in Mexico City. Other than the environmental report costs, the total costs are not known at this time as we do not know the extent of the exploration program that will be undertaken beyond completion of the currently planned work programs. Because there is presently no information on the size, tenor, or quality of any resource or reserve at this time, it is impossible to assess the impact of any capital expenditures on earnings or our competitive position in the event a potentially economic deposit is discovered.   If we enter into production, the cost of complying with permit and regulatory environment laws will be greater than in the exploration phases because the impact on the project area is greater. Permits and regulations will control all aspects of any production program if the project continues to that stage because of the potential impact on the environment. Examples of regulatory requirements include: - Water discharge will have to meet water standards; - Dust generation will have to be minimal or otherwise re-mediated; - Dumping of material on the surface will have to be re-contoured and re-vegetated; - An assessment of all material to be left on the surface will need to be environmentally benign; - Ground water will have to be monitored for any potential contaminants; - The socio-economic impact of the project will have to be evaluated and if deemed negative, will have to be re-mediated; and - There will have to be an impact report of the work on the local fauna and flora. Because there will not be any significant physical disturbance to the Placer Del Mar claim, we will only incur costs in complying with environmental laws after the first two phases of exploration on the claim, when actual mining would begin.

Mining regulations in Mexico consist of the following items; registration with General Director of Mines and the Tax Administration Service (SHCP), initiate a geological mining investigation to determine the potential resource within the prospective land, define the surface area of the of the mining request, pay the mining tariff which is determined by the size of the claim, and receive the permit for the Mining Concession issued by the General Director of mines. The mining tariff to maintain our claim is $200 (U.S.) per year paid in four quarterly payments of $50 (U.S.). The tariff is paid to the Mexican federal government. We paid our first payment in December of 2006. Mining permits require approximately 60 days to be obtained after filing with the Mexican Government. We anticipate the cost of all mining and environmental permits to be approximately $25,000. Mining permits last for a period of six years.

We plan to achieve all of our business plan goals, however, there is no guarantee we will be successful in implementing our business plan. We have a budget of $27,000 for the first exploration phase of our business.

STATUS OF ANY PUBLICLY ANNOUNCED NEW PRODUCTS OR SERVICES

Placer Del Mar has no new product or service planned or announced to the public.

SUPPLIERS AND SOURCES OF RAW MATERIALS

We have no principal suppliers or sources for raw materials.

DEPENDENCE ON ONE OR A FEW MAJOR CUSTOMERS

Placer Del Mar will not depend on any one or a few major customers.

PATENTS, TRADEMARKS, FRANCHISES, CONCESSIONS, ROYALTY AGREEMENTS, OR LABOR CONTRACTS

We have no current plans for any registrations such as patents, trademarks, copyrights, franchises, concessions, royalty agreements or labor contracts. We will continue to assess the need for any on an ongoing basis.

On June 6th, 2005 we entered into a Mineral Property Agreement (the "Agreement") with Jorge Alberto Almarez of 157 Calle Federico, Rosarito B.C. Mexico. On April 24, 2006 that agreement was superseded by a new agreement titled Mineral Rights Revenue Sharing Agreement. The new agreement grants us the right to free access and exploration of the property together with the sole and exclusive right to establish mineral claims on the property, subject to a 1% net smelter returns royalty reserved in favor Mr. Almarez. In order to keep the rights granted in good standing we paid Mr. Almarez $2,000. In addition we will pay Mr. Almarez the net smelter returns royalty annually during

the term of the agreement. The term of the agreement shall be for a period of 30 years from the signing date of the agreement, renewable upon the anniversary date of the agreement for an additional 30 year period at the sole discretion of [Placer] for a one-time payment of $100,000. Owning the claim only provides us with the right to explore for and extract minerals. A net smelter returns royalty is the percentage of money that the royalty holder would receive from the sale of minerals from the claim to a smelter, less refining charges, ore treatment charges, penalties and transportation costs. The Agreement also provides that if we are in default of the payments noted above, Mr. Almarez can terminate the Agreement after providing 30 days written notice of the default.

NEED FOR GOVERNMENT APPROVAL FOR ITS PRODUCTS OR SERVICES

Placer Del Mar is not required to apply for or have any government approval for its products or services.

RESEARCH AND DEVELOPMENT COSTS DURING THE LAST TWO YEARS

Placer Del Mar has not expended funds for research and development costs since inception.

NUMBER OF EMPLOYEES

Placer Del Mar's only current employee is its officer who will devote as much time as the board of directors determines is necessary to manage the affairs of the company.

REPORTS TO SECURITIES HOLDERS

We provide an annual report that includes audited financial information to our shareholders. We will make our financial information equally available to any interested parties or investors through compliance with the disclosure rules of Regulation S-B for a small business issuer under the Securities Exchange Act of 1934. We will become subject to disclosure filing requirements once our SB-2 registration statement becomes effective, including filing Form 10-KSB annually and Form 10-QSB quarterly. In addition, we will file Form 8K and other proxy and information statements from time to time as required. We do not intend to voluntarily file the above reports in the event that our obligation to file such reports is suspended under the Exchange Act. The public may read and copy any materials that we file with the Securities and Exchange Commission, ("SEC"), at the SEC's Public Reference Room at 100 F Street NE, Washington, D.C. 20549. The public may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. The SEC maintains an Internet site (http://www.sec.gov) that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC.

PLAN OF OPERATION

Placer Del Mar's current cash balance is $4,424. We believe our existing cash balance plus loans from our director will be sufficient to fund our operations for the next twelve months during our exploration stage. Phase One of our initial exploration will cost an estimated $27,000 over the next nine months. In addition to our existing cash, our director has provided us with a written agreement to loan the company sufficient funds to continue the company's business plan Phase One exploration costs, offering costs, filing fees, and correspondence with our shareholders in an amount of up to $6,000 per month for the next twelve months. In January 2007 our director loaned the company $3,000 and will loan the company another $5,000 in February. In the event our director does not provide such funding business will likely fail, cease operations, and investors will likely lose their money. We are an exploration stage company and have generated no revenue to date. We have sold $34,200 in equity securities to pay for our operations.

On June 6th, 2005 we entered into a Mineral Property Agreement (the "Agreement") with Jorge Alberto Almarez of 157 Calle Federico, Rosarito B.C. Mexico. On April 24, 2006 that agreement was superseded by a new agreement titled Mineral Rights Revenue Sharing Agreement. The new agreement grants us the right to free access and exploration of the property together with the sole and exclusive right to establish mineral claims on the property, subject to a 1% net smelter returns royalty reserved in favor Mr. Almarez. In order to keep the rights granted in good standing we paid Mr. Almarez $2,000. In addition we will pay Mr. Almarez the 1% net smelter returns royalty annually during the term of the agreement. The term of the agreement shall be for a period of 30 years from the signing date of the agreement, renewable upon the anniversary date of the agreement for an additional 30 year period at the sole discretion of [Placer] for a one-time payment of $100,000. Owning the claim only provides us with the right to explore for and extract minerals. A net smelter returns royalty is the percentage of money that the royalty holder would receive from the sale of minerals from the claim to a smelter, less refining charges, ore treatment charges, penalties and transportation costs. The Agreement also provides that if we are in default of the payments noted above, Mr. Almarez can terminate the Agreement after providing 30 days written notice of the default.

To date we have hired a third party geologist (3 GEO Geological Services) to prepare a preliminary geology report on the area in which the claim is located and our president filed a mineral claim with the Mexican government on April 24, 2006 on behalf of the company, and continue Phase One of our exploration program we started on September 27, 2006.

Further exploration is required to determine the economic and legal feasibility of the Placer Del Mar claim. Our exploration goal is to find exploitable minerals on our claim. Our success depends on achieving that goal. There is the likelihood of our mineral claim containing little or no economic mineralization or reserves of titanium and other minerals. There is the possibility that the Placer Del Mar claim does not contain any reserves and the funds spent on exploration will be lost. We must complete a survey of the mineral claim in order to ensure that any potential mineralization is within

the claim boundaries. There can be no assurance that any mineral deposits or reserves, exist on the Placer Del Mar claim. If we complete both phases of our mineral exploration plan, and we successfully identify a mineral deposit, we will still need to spend substantial funds on drilling and engineering studies prior to knowing if our claim is commercially viable. If the company is unable to fund its activities identified in the Phase One then its operations will cease, the business will fail, and investors will likely lose their money. In the event the company fails to identify economically viable minerals or raise the necessary funding to continue its operations then it intends to cease its business activities. If the company's registration statement is declared effective and it is unable to continue its operations due a lack of viable minerals or a lack of funding then it would be forced to dissolve and suspend its reporting obligations.

Our plan of operation for the twelve months following the date of this prospectus is to complete Phase One of the exploration on the Placer Del Mar claim. Phase One will consist of geologic surveying, mapping and analytical assays. We anticipate that Phase One will cost approximately $27,000. Phase One cost estimates were provided to us by 3 GEO Geological Services who prepared the preliminary geological report respecting the Placer Del Mar claim.

On September 27, 2006 we began Phase One of our exploration program of the Placer Del Mar claim. Prior to beginning Phase One of our exploration program, we retained 3 GEO Geological Services, a professional geological firm, to complete an initial review of the claim and to provide us with a geological report respecting the claim that included exploration recommendations. For these services, we paid 3 GEO Geological Services $2,000. Our president filed a mineral claim with the Mexican government on April 24, 2006 on behalf of the company.

Phase One

We are continuing Phase One of our exploration program we began on September 27, 2006 on the Placer Del Mar mineral claim. Phase One will require approximately nine months to complete. Beginning in September of 2006 through June of 2007, the company's geologist has verbally assured us his firm will be ready to conduct geological and geophysical studies will be conducted on the claim at an estimated cost of $1,890 per month for a total cost of $17,000. A senior geologist will conduct the studies at a cost of $450 per month for a total cost of $4,000. The cost for assays is $450 per month for a total cost of $4,000. Total cost for Phase One including the $2,000 spent for our current geological study is $27,000. We believe our current cash balance of $4,424, plus loans from our director will be sufficient to fund completion of Phase One. Our director has provided us with a written agreement to loan the company sufficient funds to continue the company's business plan Phase One exploration costs, offering costs, filing fees, and correspondence with our shareholders in an amount of up to $6,000 per month for the next twelve months.

Phase Two

If economically viable minerals are discovered in Phase One, we intend to initiate Phase Two of our plan during the third quarter of 2007. Initial costs for our Phase Two plan are as follows; mechanical trenching $12,500 per month for four months for a total cost of $50,000, drilling costs of $12,500 per month for a total cost of $50,000, fuel costs of $2,500 totaling $10,000, waste removal costs of $1,000 per month totaling $4,000, labor costs of $5,000 per month for four months totaling $20,000, and a one time cost of $25,000 for mining permits. We have not yet applied for mining permits. We intend to apply for mining permits upon discovery of economically viable minerals. The estimated time to complete the application process and obtain permits for mining is thirty days. Total cost for Phase Two of our program is $159,000. We will require additional funding in order to proceed with the excavation of any minerals and any subsequent recommended work on the claim. As of this date we have not identified a source for this additional funding. We do not expect weather conditions to substantially impact our plan of operation due to the moderate climate and favorable weather conditions of Baja California, Mexico. Phase Two of our exploration is contingent upon the discovery of sufficient mineralization to continue. If we are not successful in the discovery of minerals our operations will cease and investors will likely lose their money. The company does not intend to seek potential acquisition candidates.

We have received a going concern opinion on our financial statements that raises substantial doubt as to our ability to continue as a going concern. As described in Note 4 of our accompanying financial statements, our losses to date and our lack of any guaranteed sources of future capital create substantial doubt as to our ability to continue as a going concern. If our business plan does not work, we could remain as a start-up company with limited material operations, revenues, or profits. Although management has believes their plan for Placer Del Mar will generate revenue and profit, there is no guarantee their past experiences will provide Placer Del Mar with similar future successes.

DESCRIPTION OF PROPERTY

Placer Del Mar's principal executive office address is 302 Washington Street #351, San Diego, CA 92103. The principal executive office and facilities are provided by the officer & director of the corporation. The office is used by him for other business interests and is estimated to be sufficient for our business needs for the foreseeable future. The company paid Mr. Bravo $500 per month for management fees and the use of his office facilities through December 2006.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

The principal executive office facilities are provided by Mr. Bravo, an officer of the corporation. In the past we have paid Mr. Bravo $500 per month for management fees and the use of his office

facilities. Beginning in January 2007, per a written agreement, the director has decided to defer the payment of those fees as he has agreed to loan the company up to $6,000 per month per his written agreement with us. The company will begin accruing the $500 in director's fees beginning in January 2007, with cash payments deferred for the next twelve months.

Mr. Bravo purchased 1,000,000 shares of the company's common stock for $10,000 on May 20, 2005. The stock was valued at $0.01 per share.

Mr. Bravo received 100,000 shares of the company's common stock valued at $10,000 ($0.10 per share) on May 22, 2006 in exchange for filing a mineral claim on the company's behalf.

As of our year end, June 30, 2005, the company owed Mr. Bravo $2,000 for payments to the geologist that he had made on behalf of the company. The loan was unsecured and interest free with no specified terms of repayment. In July 2005 the company repaid Mr. Bravo the $2,000. As of September 30, 2006, the loan was completely paid off.

Mr. Bravo, our sole officer and director, is the only "promoter" of Placer Del Mar, as that term is defined in the rules and regulations promulgated under the Securities and Exchange Act of 1933.

MARKET PRICE OF AND DIVIDENDS ON THE REGISTRANT'S COMMON EQUITY AND OTHER SHAREHOLDER MATTERS

Placer Del Mar plans to contact a market maker to obtain a listing for trading on the OTC Electronic Bulletin Board. The OTC Electronic Bulletin Board is a network of security dealers who buy and sell stock. The dealers are connected by a computer network which provides information on current "bids" and "asks" as well as volume information. As of the date of this filing, there have been no discussions or understandings between Placer Del Mar or anyone acting on our behalf with any market maker regarding participation in a future trading market for our securities.

As of the date of this filing, there is no public market for our securities. There has been no public trading of our securities, and, therefore, no high and low bid pricing. As of the date of this prospectus, Placer Del Mar had 47 shareholders of record. We have paid no cash dividends and have no outstanding options. There are no outstanding options or warrants.

Pursuant to this registration statement the company is seeking to register 620,000 shares held by 46 non-affiliated shareholders. Our officer and director holds a total of 1,100,000 shares which are not being registered pursuant to this filing. There are currently 1,720,000 shares that could be sold pursuant to Rule 144 under the Securities Act.

EXECUTIVE COMPENSATION

Placer Del Mar's current sole officer receives no salary, however, he was paid other compensation as described below. The current Board of Directors is comprised of only Mr. Bravo.

Summary Compensation Table

Name & principle position	Year	Salary($)	Bonus($)	Other annual compen-sation($)	Restricted stock awards($)	Options SARs ($)	LTIP Payouts	All other compen-sation($)
H. Bravo	2006	-0-	-0-	-0-	-0-	-0-	-0-	$4,700
President	2005	-0-	-0-	-0-	-0-	-0-	-0-	$1,500

All Other Compensation consists of the following: In the past we have paid Mr. Bravo $500 per month for management fees and the use of his office space. Beginning in January 2007, the director has decided to defer the payment of those fees per his agreement with us, as he is now loaning the company up to $6,000 per month per the terms of his agreement with us for the next twelve months. The company will begin accruing the $500 in director's fees beginning in January 2007, with cash payments deferred for the next twelve months.

There are no current employment agreements between the company and its executive officer.

The officer currently devotes 20 to 25 hours a month to manage the affairs of the company. In the past we have paid Mr. Bravo $500 per month for management fees and the use of his office space. Beginning in January 2007, the director has decided to defer the payment of those fees as he has agreed to loan up to $6,000 per month per terms of his agreement with us for the next twelve months. The company will begin accruing the $500 in director's fees beginning in January 2007, with cash payments deferred for the next twelve months. The director and principal officer has agreed to work with no regular salary until such time as the company receives sufficient revenues necessary to provide an initial salary to our current officer/director. The officer and board of directors have the responsibility to determine the timing of remuneration for key personnel based upon such factors as positive cash flow to include sales, estimated cash expenditures, accounts receivable, accounts payable, notes payable, and a cash balance of not less than $10,000 at each month end. When positive cash flow reaches $10,000 at each month end and appears sustainable the board of directors will readdress compensation for key personnel and enact a plan at that time which will benefit the company as a whole. At this time, management cannot accurately estimate when sufficient revenues will occur to implement this compensation.

There are no annuity, pension or retirement benefits proposed to be paid to officers, directors or employees of Placer Del Mar in the event of retirement at normal retirement date pursuant to any presently existing plan provided or contributed to by the company or any of its subsidiaries, if any.

FINANCIAL STATEMENTS

The audited financial statements of Placer Del Mar for the year ended June 30, 2006 and the reviewed financial statements for three months ended December 31, 2006, and related notes which are included in this offering have been examined by Chang G. Park, CPA, Ph.D., and have been so included in reliance upon the opinion of such accountants given upon their authority as an expert in auditing and accounting.

Our financial statements for the period from inception to the year ended June 30, 2005, included in this offering were examined by Armando C. Ibarra, CPA, and have been so included in reliance on their reports, given upon their authority as experts in accounting and auditing.

CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING CONTROL AND FINANCIAL DISCLOSURE

On August 15, 2006, we received the resignation of our principal independent accountant, Armando C. Ibarra, C.P.A.

Armando C. Ibarra, C.P.A. has served as our principal independent accountant from inception (May 13, 2005) and the fiscal year June 30 2005, inclusive through August 15, 2006.

The principal independent accountant's report issued by Armando C. Ibarra, C.P.A. for the year ended June 30, 2005 did not contain any adverse opinion or disclaimer of opinion and it was not modified as to uncertainty, audit scope, or accounting principles, other than their opinion, based on our lack of operations and our net losses, there was substantial doubt about our ability to continue as a going concern. The financial statements did not include any adjustments that might have resulted from the outcome of that uncertainty.

We are able to report that during the year ended June 30, 2005 through August 15, 2006 there were no disagreements with Armando C. Ibarra, C.P.A., our former principal independent accountant, on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, which, if not resolved to Armando C. Ibarra, C.P.A.'s satisfaction, would have caused it to make reference to the subject matter of the disagreement(s) in connection with its reports on our consolidated financial statements for such periods. We have requested that Armando C. Ibarra, C.P.A. furnish us with a letter addressed to the U.S. Securities and Exchange Commission stating whether or not it disagrees with the above statements.

On August 15, 2006, upon authorization and approval of the Company's Board of Directors, the Company engaged the services of Chang G. Park, CPA, Ph.D. ("Park") as its independent registered public accounting firm.

No consultations occurred between the Company and Park during the year ended June 30, 2005 and through August 15, 2006 regarding either: (i) the application of accounting principles to a specific completed or contemplated transaction, the type of audit opinion that might be rendered on the Company's financial statements, or other information provided that was an important factor considered by the Company in reaching a decision as to an accounting, auditing, or financial reporting issue, or (ii) any matter that was the subject of disagreement or a reportable event requiring disclosure under Item 304(a)(1)(iv) of Regulation S-B.

Chang G. Park, CPA, Ph. D.
♦ 371 E STREET ♦ CHULA VISTA ♦ CALIFORNIA 91910-2615♦
♦ TELEPHONE (858)722-5953 ♦ FAX (858) 408-2695 ♦ FAX (858) 764-5480
♦ E-MAIL changgpark@gmail.com ♦

Report of Independent Registered Public Accounting Firm

To the Board of Directors of
Placer Del Mar, Ltd.

We have reviewed the accompanying balance sheet of Placer Del Mar, Ltd. (the "Company") as of December 31, 2006, and the related statements of operation, changes in stockholders' equity (deficit), and cash flows for the three months and six months ended December 31, 2006 and for the period from May 31, 2005 (inception) through December 31, 2006. These financial statements are the responsibility of the Company's management.

We conducted our review in accordance with the standards of the Public Company Accounting Oversight Board (United States). A review of interim financial information consists principally of applying analytical procedures to financial data and making inquiries of persons responsible for financial and accounting matters. It is substantially less in scope than an audit conducted in accordance with the standards of the Public Company Accounting Oversight Board, the objective of which is the expression of an opinion regarding the financial statements taken as a whole. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to the financial statements referred to above for them to be in conformity with generally accepted accounting principles.

The financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 3 to the financial statements, the Company's losses from operations raise substantial doubt about its ability to continue as a going concern. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

_____
Chang G. Park, CPA

January 11, 2007
Chula Vista, California

PLACER DEL MAR, LTD
(A Exploration Stage Company)
Balance Sheets
(Stated in US Dollars)

	As of December 31, 2006	As of June 30, 2006
ASSETS		
Current Assets		
Cash	$ 4,424	$ 15,815
Total Current Assets	4,424	15,815
TOTAL ASSETS	$ **4,424**	$ **15,815**
LIABILITIES & STOCKHOLDERS' EQUITY		
Current Liabilities		
Accounts payable	$ -	$ 1,000
Loan from shareholer	5,000	-
Total Current Liabilities	5,000	1,000
Total Liabilities	5,000	1,000
Stockholders' Equity		
Common stock, ($0.001 par value, 50,000,000 shares authorized; 1,620,000 shares issued and outstanding as of September 30, 2006 and 2005)	1,620	1,620
Additional paid-in capital	32,580	32,580
Deficit accumulated during exploration stage	(34,776)	(19,385)
Total Stockholders' Equity	(576)	14,815
TOTAL LIABILITIES & STOCKHOLDERS' EQUITY	$ **4,424**	$ **15,815**

See Notes to Financial Statements
F-2

PLACER DEL MAR, LTD
(A Exploration Stage Company)
Statement of Operations
(Stated in US Dollars)

	Six Months Ended December 31, 2006	Six Months Ended December 31, 2005	Three Months Ended December 31, 2006	Three Months Ended December 31, 2005	May 13, 2005 (inception) through December 31, 2006
Revenues					
Revenues	$ -	$ -	$ -	$ -	$ -
Total Revenues	-	-	-	-	-
Operating Costs					
Administrative expenses	15,391	5,055	11,645	1,756	34,776
Total Operating Costs	**(15,391)**	**(5,055)**	**(11,645)**	**(1,756)**	**(34,776)**
Net Income (Loss)	$ **(15,391)**	$ **(5,055)**	$ **(11,645)**	$ **(1,756)**	$ **(34,776)**
Basic earnings per share	$ (0.01)	$ (0.00)	$ (0.01)	$ (0.00)	
Weighted average number of common shares outstanding	1,620,000	1,620,000	1,620,000	1,620,000	

See Notes to Financial Statements

F-3

PLACER DEL MAR, LTD
(A Exploration Stage Company)
Statement of Changes in Stockholders' Equity
From May 13, 2005 (Inception) through June 30, 2006
(Stated in US Dollars)

	Common Stock	Common Stock Amount	Additional Paid-in Capital	Deficit Accumulated During Exploration Stage	Total
Balance, May 13, 2005	-	$ -	$ -	$ -	$ -
Stock issued for cash on May 20, 2005 @ $0.01 per share	1,000,000	1,000	9,000		10,000
Stock issued for cash on June 14, 2005 @ $0.01 per share	420,000	420	3,780		4,200
Stock issued for cash on June 30, 2005 @ $0.10 per share	200,000	200	19,800		20,000
Net loss, June 30, 2005				(3,500)	(3,500)
Balance, June 30, 2005	**1,620,000**	**1,620**	**32,580**	**(3,500) 0**	**30,700**
Net loss, June 30, 2006				(15,885)	(15,885)
Balance, June 30, 2006	**1,620,000**	**1,620**	**32,580**	**(19,385) 0**	**14,815**
Net loss, December 31, 2006				(15,391)	(15,391)
Balance, December 31, 2006	**1,620,000**	**$ 1,620**	**$ 32,580**	**$ (34,776) #**	**$ (576)**

PLACER DEL MAR, LTD
(A Exploration Stage Company)
Statement of Cash Flows
(Stated in US Dollars)

	Six Months Ended December 31, 2006	Six Months Ended December 31, 2005	Three Months Ended December 31, 2006	Three Months Ended December 31, 2005	May 13, 2005 (inception) through December 31, 2006
CASH FLOWS FROM OPERATING ACTIVITIES					
Net income (loss)	$ (15,391)	$ (5,055)	$ (11,645)	$ (1,756)	$ (34,776)
Adjustments to reconcile net loss to net cash provided by (used in) operating activities:					
Changes in operating assets and liabilities:					
Accounts payable and accrued expenses	(1,000)	(1,500)	-	-	-
Net cash provided by (used in) operating activities	**(16,391)**	**(6,555)**	**(11,645)**	**(1,756)**	**(34,776)**
CASH FLOWS FROM INVESTING ACTIVITIES					
Net cash provided by (used in) investing activities	**-**	**-**	**-**	**-**	**-**
CASH FLOWS FROM FINANCING ACTIVITIES					
Loan from shareholder	5,000		-		5,000
Proceeds from loan payable - (related party)	-	(1,000)	-	-	-
Issuance of common stock	-	-	-	-	1,620
Additional paid-in capital	-	-	-	-	32,580
Net cash provided by (used in) financing activities	**5,000**	**(1,000)**	**-**	**-**	**39,200**
Net increase (decrease) in cash	**(11,391)**	**(7,555)**	**(11,645)**	**(1,756)**	**4,424**
Cash at beginning of year	**15,815**	**34,200**	**16,069**	**28,401**	**-**
Cash at end of year	$ **4,424**	$ **26,645**	$ **4,424**	$ **26,645**	$ **4,424**
SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION					
Cash paid during year for :					
Interest	$ -	$ -	$ -	$ -	$ -
Income Taxes	$ -	$ -	$ -	$ -	$ -

See Notes to Financial Statements

NOTE 1. ORGANIZATION AND DESCRIPTION OF BUSINESS

The Company was incorporated in the State of Nevada on May 13, 2005, and its year-end is June 30. The Company is "An Exploration Stage Company" as defined by Statement of Financial Accounting Standard ("SFAS") No. 7. The Company has obtained a mineral rights option agreement and intends to explore the property further to determine if valuable minerals exist within the rights claim.

The Company is in the planning and implementation of its business plan. The Company plans to be engaged in the exploration of mineral properties with a view to exploit any mineral deposits they discover that demonstrate economic feasibility. Exploration will be required before a final evaluation as to the economic and legal feasibility is determined.

NOTE 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

a. Basis of Accounting

The Company's financial statements are prepared using the accrual method of accounting.

b. Basic Earnings (loss) per Share

In February 1997, the FASB issued SFAS No. 128, "Earnings Per Share", which specifies the computation, presentation and disclosure requirements for earnings (loss) per share for entities with publicly held common stock. SFAS No. 128 supersedes the provisions of APB No. 15, and requires the presentation of basic earnings (loss) per share and diluted earnings (loss) per share. The Company has adopted the provisions of SFAS No. 128 effective May 13, 2005 (inception).

Basic net loss per share amounts is computed by dividing the net loss by the weighted average number of common shares outstanding. Diluted earnings per share are the same as basic earnings per share due to the lack of dilutive items in the Company.

c. Cash Equivalents

The Company considers all highly liquid investments purchased with an original maturity of three months or less to be cash equivalents.

NOTE 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

d. Mineral Property Costs

The Company has been in the exploration stage since its formation on May 13, 2005 and has not yet realized any revenues from its planned operations. It is primarily engaged in the acquisition and exploration of mining properties. Mineral property acquisition and exploration costs are charged to operations as incurred. When it has been determined that a mineral property can be economically developed as a result of establishing proven and probable reserves, the costs incurred to develop such property, are capitalized. Such costs will be amortized using the units-of-production method over the estimated life of the probable reserve.

e. Use of Estimates and Assumptions

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. In accordance with FASB 16 all adjustments are normal and recurring.

f. Income Taxes

Income taxes are provided in accordance with Statement of Financial Accounting Standards No. 109 (SFAS 109), Accounting for Income Taxes. A deferred tax asset or liability is recorded for all temporary differences between financial and tax reporting and net operating loss carryforwards. Deferred tax expense (benefit) results from the net change during the year of deferred tax assets and liabilities.

Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion of all of the deferred tax assets will be realized. Deferred tax assets and liabilities are adjusted for the effects of changes in tax laws and rates on the date of enactment.

NOTE 3. GOING CONCERN

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. The Company generated a net loss of $34776 during the period from May 13, 2005 (inception) to December 31, 2006. This condition raises substantial doubt about the Company's ability to continue as a going concern. Because the Company is currently in the development stage and has minimal expenses, management believes that the company's current cash of $ 4,244 is sufficient to cover the expenses they will incur during the next twelve months.

NOTE 3. GOING CONCERN (continued)

Management plans to raise additional funds through debt or equity offerings. Management has yet to decide what type of offering the Company will use or how much capital the Company will attempt to raise. There is no guarantee that the Company will be able to raise any capital through any type of offerings.

NOTE 4. WARRANTS AND OPTIONS

There are no warrants or options outstanding to acquire any additional shares of common.

NOTE 5. RELATED PARTY TRANSACTION

The Company neither owns nor leases any real or personal property. The company has obtained a mineral rights option agreement. The Company pays $500 a month to a director who provides office space and oversees the Companies operations. The officer/director of the Company is retired. It is possible he could become involved in other business activities as they become available. This could create a conflict between the Company and his other business interests. The Company has not formulated a policy for the resolution of such a conflict should one arise.

Loan from shareholder represents a loan from a related party. Currently there are no repayment terms nor is there interest being charged.

NOTE 6. INCOME TAXES

	As of Dec. 31, 2006	As of June 30, 2006
Deferred tax assets:		
Net operating tax carryforwards	$ 5,216	$ 2,908
Other	-0-	-0-
Gross deferred tax assets	5,216	2,908
Valuation allowance	(5,216)	(2,908)
Net deferred tax assets	$ -0-	$ -0-

Realization of deferred tax assets is dependent upon sufficient future taxable income during the period that deductible temporary differences and carryforwards are expected to be available to reduce taxable income. As the achievement of required future taxable income is uncertain, the Company recorded a valuation allowance.

NOTE 7. NET OPERATING LOSSES

As of December 31, 2006 and June 30, 2006, the Company has a net operating loss carryforwards of approximately $34,776 and 19,385, respectively. Net operating loss carryforward expires twenty years from the date the loss was incurred.

NOTE 8. MINERAL PROPERTY

Pursuant to a mineral property option agreement dated June 3, 2005, the Company was granted an option to acquire the sole and exclusive right, privilege and option to explore the claim together with the sole and exclusive right, privilege and option to purchase the mineral rights under certain terms and conditions.

a)   Cash Payments

Cash payment of $2,000 upon execution of the agreement.

b)   Property Payments and Assessment Work

Pay, or cause to paid, to grantor, or on grantor's behalf as the Company may determine, all property payments and assessment work required to keep the Concessions and this Option in good standing during the term of this agreement.

NOTE 9. FOREIGN CURRENCY TRANSLATION

Functional currency for the Company is in US dollars. In accordance with FASB #52 paragraph 9 the Company will continue to issue their financial statements in their established functional currency unless significant changes in economic facts and circumstances indicate clearly that the functional currency has changed.

NOTE 10. STOCK TRANSACTIONS

Transactions, other than employees' stock issuance, are in accordance with paragraph 8 of SFAS 123. Thus issuances shall be accounted for based on the fair value of the consideration received. Transactions with employees' stock issuance are in accordance with paragraphs (16-44) of SFAS 123. These issuances shall be accounted for based on the fair value of the consideration received or the fair value of the equity instruments issued, or whichever is more readily determinable.

On May 20, 2005 the Company issued 1,000,000 shares of common stock for cash at $0.01 per share

NOTE 10. STOCK TRANSACTIONS (continued)

On June 14, 2005 the Company issued 420,000 shares of common stock for cash at $0.01 per share

On June 30, 2005 the Company issued 200,000 shares of common stock for cash at $0.10 per share.

As of December 31, 2006 the Company had 1,620,000 shares of common stock issued and outstanding.

NOTE 11. STOCKHOLDERS' EQUITY

The stockholders' equity section of the Company contains the following classes of capital stock as of December 31, 2006:

- Common stock, $ 0.001 par value: 50,000,000 shares authorized; 1,620,000 shares issued and outstanding.



ARMANDO C. IBARRA
Certified Public Accountants
A Professional Corporation

Armando C. Ibarra, C.P.A.   Members of the California Society of Certified Public Accountants
Armando Ibarra, Jr., C.P.A., JD   Members of the American Institute of Certified Public Accountants
                                           Registered with the Public Company Accounting Oversight Board

To the Board of Directors of
Placer del Mar, LTD
(A Development Stage Company)

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We have audited the accompanying balance sheet of Placer del Mar, LTD. (A Exploration Stage Company) as of June 30, 2005, and the related statements of operations, changes in stockholders' equity, and cash flows for the period of May 13, 2005 (inception) through June 30, 2005 (year-end). These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these statements based on our audit.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United Stated). These standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as of June 30, 2005, and the results of its operations and its cash flows for the period of May 13, 2005 (inception) through June 30, 2005, in conformity with US generally accepted accounting principles.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. Because of the Company's current status and limited operations there is substantial doubt about its ability to continue as a going concern. Management's plans in regard to its current status are also described in Note 3. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

/s/ Armando C. Ibarra, CPA
Armando C. Ibarra, CPA

Chula Vista, Ca.
August 4, 2005

371 E Street Chula Vista, CA. 91910
tel: (619) 422-1348   **fax: (619) 422-1465**

Chang G. Park, CPA, Ph. D.
♦ 371 E STREET ♦ CHULA VISTA ♦ CALIFORNIA 91910-2615♦
♦ TELEPHONE (858)722-5953 ♦ FAX (858) 408-2695 ♦ FAX (858) 764-5480 ♦
♦ E-MAIL changgpark@gmail.com ♦

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Stockholders
Placer Del Mar, Ltd.

We have audited the accompanying balance sheet of Placer Del Mar, Ltd. (the "Company") as of June 30, 2006 and the related statements of operation, changes in shareholders' equity and cash flows for the year then ended, and for the period of May 13, 2005 (inception) to June 30, 2006. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit. The financial statements of the Company as of June 30, 2005, and for the period May 13, 2005 (inception) to June 30, 2005 were audited by other auditors whose report dated August 4, 2005, expressed an unqualified opinion on those statements. Their report included an explanatory paragraph regarding going concern.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Placer Del Mar, Ltd. as of June 30, 2006, and the result of its operation and its cash flows for the year then ended and for the period May 13, 2005 (inception) to June 30, 2005 in conformity with U.S. generally accepted accounting principles.

The financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 3 to the financial statements, the Company's losses from operations raise substantial doubt about its ability to continue as a going concern. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

/s/ Chang G. Park, CPA
CHANG G. PARK, CPA

September 27, 2006
San Diego, CA. 91910

PLACER DEL MAR, LTD
(A Exploration Stage Company)
Balance Sheets
(Stated in US Dollars)

	As of June 30, 2006	As of June 30, 2005
ASSETS		
Current Assets		
Cash	$ 15,815	$ 34,200
Total Current Assets	15,815	34,200
TOTAL ASSETS	$ **15,815**	$ **34,200**
LIABILITIES & STOCKHOLDERS' EQUITY		
Current Liabilities		
Accounts payable	$ 1,000	$ 1,500
Loan payable - (related party)	-	2,000
Total Current Liabilities	1,000	3,500
Total Liabilities	1,000	3,500
Stockholders' Equity		
Common stock, ($0.001 par value, 50,000,000 shares authorized; 1,620,000 shares issued and outstanding as of June 30, 2006 and 2005)	1,620	1,620
Additional paid-in capital	32,580	32,580
Deficit accumulated during exploration stage	(19,385)	(3,500)
Total Stockholders' Equity	14,815	30,700
TOTAL LIABILITIES & STOCKHOLDERS' EQUITY	$ **15,815**	$ **34,200**

PLACER DEL MAR, LTD
(A Exploration Stage Company)
Statement of Operations
(Stated in US Dollars)

	Year Ended June 30, 2006		Year Ended June 30, 2005		May 13, 2005 (inception) through June 30, 2006
Revenues					
Revenues	$ -		$ -		$ -
Total Revenues	-		-		-
Operating Costs					
Administrative expenses	15,885		3,500		19,385
Total Operating Costs	**(15,885)**		**(3,500)**		**(19,385)**
Net Income (Loss)	$ **(15,885)**		$ **(3,500)**		$ **(19,385)**
Basic earnings per share	$ (0.01)		$ (0.00)		
Weighted average number of common shares outstanding	1,620,000		952,653		

PLACER DEL MAR, LTD
(A Exploration Stage Company)
Statement of Changes in Stockholders' Equity
From May 13, 2005 (Inception) through June 30, 2006
(Stated in US Dollars)

	Common Stock	Common Stock Amount	Additional Paid-in Capital	Deficit Accumulated During Exploration Stage	Total
Balance, May 13, 2005	-	$ -	$ -	$ -	$ -
Stock issued for cash on May 20, 2005 @ $0.01 per share	1,000,000	1,000	9,000		10,000
Stock issued for cash on June 14, 2005 @ $0.01 per share	420,000	420	3,780		4,200
Stock issued for cash on June 30, 2005 @ $0.10 per share	200,000	200	19,800		20,000
Net loss, June 30, 2005				(3,500)	(3,500)
Balance, June 30, 2005	**1,620,000**	**1,620**	**32,580**	**(3,500)** #	**30,700**
Net loss, June 30, 2006				(15,885)	(15,885)
Balance, June 30, 2006	**1,620,000**	**$ 1,620**	**$ 32,580**	**$ (19,385)**	**$ 14,815**

	Year Ended June 30, 2006	Year Ended June 30, 2005	May 13, 2005 (inception) through June 30, 2006
CASH FLOWS FROM OPERATING ACTIVITIES			
Net income (loss)	$ (15,885)	$ (3,500)	$ (19,385)
Adjustments to reconcile net loss to net cash provided by (used in) operating activities:			
Changes in operating assets and liabilities:			
Accounts payable and accrued expenses	(500)	1,500	1,000
Net cash provided by (used in) operating activities	**(16,385)**	**(2,000)**	**(18,385)**
CASH FLOWS FROM INVESTING ACTIVITIES			
Net cash provided by (used in) investing activities	**-**	**-**	**-**
CASH FLOWS FROM FINANCING ACTIVITIES			
Proceeds from loan payable - (related party)	(2,000)	2,000	-
Issuance of common stock	-	-	1,620
Additional paid-in capital	-	-	32,580
Net cash provided by (used in) financing activities	**(2,000)**	**2,000**	**34,200**
Net increase (decrease) in cash	**(18,385)**	**-**	**15,815**
Cash at beginning of year	**34,200**	**-**	**-**
Cash at end of year	$ **15,815**	$ **-**	$ **15,815**

SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION

Cash paid during year for :

Interest	$ -	$ -	$ -
Income Taxes	$ -	$ -	$ -

NOTE 1. ORGANIZATION AND DESCRIPTION OF BUSINESS

The Company was incorporated in the State of Nevada on May 13, 2005, and its year-end is June 30. The Company is "An Exploration Stage Company" as defined by Statement of Financial Accounting Standard ("SFAS") No. 7. The Company has obtained a mineral rights option agreement and intends to explore the property further to determine if valuable minerals exist within the rights claim.

The Company is in the planning and implementation of its business plan. The Company plans to be engaged in the exploration of mineral properties with a view to exploit any mineral deposits they discover that demonstrate economic feasibility. Exploration will be required before a final evaluation as to the economic and legal feasibility is determined.

NOTE 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

a. Basis of Accounting

The Company's financial statements are prepared using the accrual method of accounting.

b. Basic Earnings (loss) per Share

In February 1997, the FASB issued SFAS No. 128, "Earnings Per Share", which specifies the computation, presentation and disclosure requirements for earnings (loss) per share for entities with publicly held common stock. SFAS No. 128 supersedes the provisions of APB No. 15, and requires the presentation of basic earnings (loss) per share and diluted earnings (loss) per share. The Company has adopted the provisions of SFAS No. 128 effective May 13, 2005 (inception).

Basic net loss per share amounts is computed by dividing the net loss by the weighted average number of common shares outstanding. Diluted earnings per share are the same as basic earnings per share due to the lack of dilutive items in the Company.

c. Cash Equivalents

The Company considers all highly liquid investments purchased with an original maturity of three months or less to be cash equivalents.

NOTE 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

d. Mineral Property Costs

The Company has been in the exploration stage since its formation on May 13, 2005 and has not yet realized any revenues from its planned operations. It is primarily engaged in the acquisition and exploration of mining properties. Mineral property acquisition and exploration costs are charged to operations as incurred. When it has been determined that a mineral property can be economically developed as a result of establishing proven and probable reserves, the costs incurred to develop such property, are capitalized. Such costs will be amortized using the units-of-production method over the estimated life of the probable reserve.

e. Use of Estimates and Assumptions

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. In accordance with FASB 16 all adjustments are normal and recurring.

f. Income Taxes

Income taxes are provided in accordance with Statement of Financial Accounting Standards No. 109 (SFAS 109), Accounting for Income Taxes. A deferred tax asset or liability is recorded for all temporary differences between financial and tax reporting and net operating loss carryforwards. Deferred tax expense (benefit) results from the net change during the year of deferred tax assets and liabilities.

Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion of all of the deferred tax assets will be realized. Deferred tax assets and liabilities are adjusted for the effects of changes in tax laws and rates on the date of enactment.

NOTE 3. GOING CONCERN

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. The Company generated a net loss of $19,385 during the period from May 13, 2005 (inception) to June 30, 2006. This condition raises substantial doubt about the Company's ability to continue as a going concern. Because the Company is currently in the development stage and has minimal expenses, management believes that the company's current cash of $ 15,815 is sufficient to cover the expenses they will incur during the next twelve months.

NOTE 3.   GOING CONCERN (continued)

Management plans to raise additional funds through debt or equity offerings. Management has yet to decide what type of offering the Company will use or how much capital the Company will attempt to raise. There is no guarantee that the Company will be able to raise any capital through any type of offerings.

NOTE 4.   WARRANTS AND OPTIONS

There are no warrants or options outstanding to acquire any additional shares of common.

NOTE 5.   RELATED PARTY TRANSACTION

The Company neither owns nor leases any real or personal property. The company has obtained a mineral rights option agreement. The Company pays $500 a month to a director who provides office space and oversees the Companies operations. The officer/director of the Company is retired. It is possible he could become involved in other business activities as they become available. This could create a conflict between the Company and his other business interests. The Company has not formulated a policy for the resolution of such a conflict should one arise.

The loan payable is due to an officer of the Company. No repayments have been set and the officer has waived interest charges at this time.

NOTE 6. INCOME TAXES

	As of June 30, 2006	As of June 30, 2005
Deferred tax assets:		
Net operating tax carryforwards	$2,908	$525
Other	0	0
Gross deferred tax assets	2,908	525
Valuation allowance	(2,908)	(525)
Net deferred tax assets	$0	$0

Realization of deferred tax assets is dependent upon sufficient future taxable income during the period that deductible temporary differences and carryforwards are expected to be available to reduce taxable income. As the achievement of required future taxable income is uncertain, the Company recorded a valuation allowance.

NOTE 7. NET OPERATING LOSSES

As of June 30, 2006 and 2005, the Company has a net operating loss carryforwards of approximately $15,885 and $3,500, respectively. Net operating loss carryforward expires twenty years from the date the loss was incurred.

NOTE 8. MINERAL PROPERTY

Pursuant to a mineral property option agreement dated June 3, 2005, the Company was granted an option to acquire the sole and exclusive right, privilege and option to explore the claim together with the sole and exclusive right, privilege and option to purchase the mineral rights under certain terms and conditions.

a)   Cash Payments

Cash payment of $2,000 upon execution of the agreement.

b)   Property Payments and Assessment Work

Pay, or cause to paid, to grantor, or on grantor's behalf as the Company may determine, all property payments and assessment work required to keep the Concessions and this Option in good standing during the term of this agreement.

NOTE 9. FOREIGN CURRENCY TRANSLATION

Functional currency for the Company is in US dollars. In accordance with FASB #52 paragraph 9 the Company will continue to issue their financial statements in their established functional currency unless significant changes in economic facts and circumstances indicate clearly that the functional currency has changed.

NOTE 10. STOCK TRANSACTIONS

Transactions, other than employees' stock issuance, are in accordance with paragraph 8 of SFAS 123. Thus issuances shall be accounted for based on the fair value of the consideration received. Transactions with employees' stock issuance are in accordance with paragraphs (16-44) of SFAS 123. These issuances shall be accounted for based on the fair value of the consideration received or the fair value of the equity instruments issued, or whichever is more readily determinable.

On May 20, 2005 the Company issued 1,000,000 shares of common stock for cash at $0.01 per share

NOTE 10. STOCK TRANSACTIONS (continued)

On June 14, 2005 the Company issued 420,000 shares of common stock for cash at $0.01 per share

On June 30, 2005 the Company issued 200,000 shares of common stock for cash at $0.10 per share.

As of June 30, 2006 and 2005, the Company had 1,620,000 shares of common stock issued and outstanding.

NOTE 11. STOCKHOLDERS' EQUITY

The stockholders' equity section of the Company contains the following classes of capital stock as of June 30, 2006 and 2005:

- Common stock, $ 0.001 par value: 50,000,000 shares authorized; 1,620,000 shares issued and outstanding.

Dealer Prospectus Delivery Obligation

"Until _____, all dealers that effect transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealers' obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions."

PART II
AVAILABLE INFORMATION

INDEMNIFICATION OF DIRECTORS AND OFFICERS

Placer Del Mar's By-Laws allow for the indemnification of the officers and directors in regard to their carrying out the duties of their offices. The board of directors will make determination regarding the indemnification of the director, officer or employee as is proper under the circumstances if he/she has met the applicable standard of conduct set forth in the Nevada General Corporation Law.

Section 78.751 of the Nevada Business Corporation Act provides that each corporation shall have the following powers:

"1. A corporation may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative, except an action by or in the right of the corporation, by reason of any fact that he is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses, including attorneys fees, judgments, fines and amounts paid in settlement actually and reasonably incurred by him in connection with the action, suit or proceeding if he acted in good faith and in a manner which he reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful. The termination of any action, suit or proceeding by judgment, order, settlement, conviction, or upon a pleas of nolo contendere or its equivalent, does not, of itself, create a presumption that the person did not act in good faith and in a manner which he reasonably believed to be in or not opposed to the best interests of the corporation, and that, with respect to any criminal action or proceeding, he had a reasonable cause to believe that his conduct was unlawful.

2. A corporation may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit by or in the right of the corporation to procure a judgment in its favor by reason of the fact that he is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise against expenses, including amounts paid in settlement and attorneys fees actually and reasonably incurred by him in connection with the defense or settlement of the action or suit if he acted in good faith and in a manner which he reasonably believed to be in or not opposed to the best interests of the corporation. Indemnification may not be made for any claim, issue or matter as to which such a person has been adjudged by a court of competent jurisdiction, after exhaustion of all appeals there from, to be liable

to the corporation or for amounts paid in settlement to the corporation, unless and only to the extent that the court in which the action or suit was brought or other court of competent jurisdiction, determines upon application that in view of all the circumstances of the case, the person is fairly and reasonably entitled to indemnity for such expenses as the court deems proper.

3. To the extent that a director, officer, employee or agent of a corporation has been successful on the merits or otherwise in defense of any action, suit or proceeding referred to in sections 1 and 2, or in defense of any claim, issue or matter therein, he must be indemnified by the corporation against expenses, including attorneys fees, actually and reasonably incurred by him in connection with the defense.

4. Any indemnification under sections 1 and 2, unless ordered by a court or advanced pursuant to section 5, must be made by the corporation only as authorized in the specific case upon a determination that indemnification of the director, officer, employee or agent is proper in the circumstances. The determination must be made:

> a. By the stockholders;

> b. By the board of directors by majority vote of a quorum consisting of directors who were not parties to the act, suit or proceeding;

> c. If a majority vote of a quorum consisting of directors who were not parties to the act, suit or proceeding so orders, by independent legal counsel, in a written opinion; or

> d. If a quorum consisting of directors who were not parties to the act, suit or proceeding cannot be obtained, by independent legal counsel in a written opinion.

5. The certificate of articles of incorporation, the bylaws or an agreement made by the corporation may provide that the expenses of officers and directors incurred in defending a civil or criminal action, suit or proceeding must be paid by the corporation as they are incurred and in advance of the final disposition of the action, suit or proceeding, upon receipt of an undertaking by or on behalf of the director or officer to repay the amount if it is ultimately determined by a court of competent jurisdiction that he is not entitled to be indemnified by the corporation. The provisions of this section do not affect any rights to advancement of expenses to which corporate personnel other than director or officers may be entitled under any contract or otherwise by law.

6. The indemnification and advancement of expenses authorized in or ordered by a court pursuant to this section:

a. Does not include any other rights to which a person seeking indemnification or advancement of expenses may be entitled under the certificate or articles of incorporation or any bylaw, agreement, vote of stockholders or disinterested directors or otherwise, for either an action in his official capacity or an action in another

capacity while holding his office, except that indemnification, unless ordered by a court pursuant to section 2 or for the advancement of expenses made pursuant to section 5, may not be made to or on behalf of any director or officer if a final adjudication establishes that his acts or omission involved intentional misconduct, fraud or a knowing violation of the law and was material to the cause of action.

b.   Continues for a person who has ceased to be a director, officer, employee or agent and inures to the benefit of the heirs, executors and administrators of such a person.

c.   The Articles of Incorporation provides that "the Corporation shall indemnify its officers, directors, employees and agents to the fullest extent permitted by the General Corporation Law of Nevada, as amended from time to time."

As to indemnification for liabilities arising under the Securities Act of 1933 for directors, officers or persons controlling Placer Del Mar, we have been informed that in the opinion of the Securities and Exchange Commission such indemnification is against public policy and unenforceable.

OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

The estimated costs of the offering are denoted below. Please note all amounts are estimates other than the Commission's registration fee.

Securities and Exchange Commission registration fee	$ 20
Accounting fees and expenses	$ 1,800
Legal fees	$ 1,300
Transfer Agent fees	$ 800
Printing & Misc. Expenses	$ 1,080
Total	$ 5,000

Placer Del Mar will pay all expenses of the offering listed above. No portion of these expenses will be borne by the selling shareholders.

RECENT SALES OF UNREGISTERED SECURITIES

On May 20, 2005, Mr. Bravo, the sole officer and director of the company purchased 1,000,000 shares of common stock for $10,000 ($0.01 per share). Mr. Bravo received 100,000 shares of the company's common stock valued at $10,000 ($0.10 per share) on May 22, 2006 in exchange for filing a mineral claim on the company's behalf, for a total of 1,100,000 Rule 144 shares. The company relied upon Section 4(2) of Securities Act of 1933, as amended (the "Act"). The company issued the shares to the officer and director, which does not constitute a public offering.

During May and June 2005, the company offered and sold 4,200 shares at $0.01 per share to 42 non-affiliated private investors. During June 2005, the company offered and sold 50,000 shares at $0.10 per share to 4 non-affiliated private investors. The company relied upon Section 4(2) of the Securities Act of 1933, as amended (the "Act"). Each prospective investor was given a private placement memorandum designed to disclose all material aspects of an investment in the company, including the business, management, offering details, risk factors, financial statements and use of funds. The investors were either business acquaintances, family members, or friends of, or personally known to, our officer and director. It is the belief of management that each of the individuals who invested have such knowledge and experience in financial and business matters that they are capable of evaluating the merits and risks of the investment and therefore did not need the protections offered by registering their shares under Securities and Exchange Act of 1933, as amended.   Each investor completed a subscription confirmation letter and private placement subscription agreement whereby the investors certified that they were purchasing the shares for their own accounts, with investment intent. This offering was not accompanied by general advertisement or general solicitation and the shares were issued with a Rule 144 restrictive legend.

Under the Securities Act of 1933, all sales of an issuers' securities or by a shareholder, must either be made (i) pursuant to an effective registration statement filed with the SEC, or (ii) pursuant to an exemption from the registration requirements under the 1933 Act. Rule 144 under the 1933 Act sets forth conditions which, if satisfied, permit persons holding control securities (affiliated shareholders, i.e., officers, directors or holders of at least ten percent of the outstanding shares) or restricted securities (non-affiliated shareholders) to sell such securities publicly without registration. Rule 144 sets forth a holding period for restricted securities to establish that the holder did not purchase such securities with a view to distribute. Under Rule 144, several provisions must be met with respect to the sales of control securities at any time and sales of restricted securities held between one and two years. The following is a summary of the provisions of Rule 144: (a) Rule 144 is available only if the issuer is current in its filings under the Securities an Exchange Act of 1934. Such filings include, but are not limited to, the issuer's quarterly reports and annual reports; (b) Rule 144 allows resale of restricted and control securities after a one year hold period, subjected to certain volume limitations, and re-sales by non-affiliates holders without limitations after two years; (c) The sales of securities made under Rule 144 during any three-month period are limited to the greater of: (i) 1% of the outstanding common stock of the issuer; or (ii) the average weekly reported trading volume in the outstanding common stock reported on all securities exchanges during the four calendar weeks preceding the filing of the required notice of the sale under Rule 144 with the SEC.

EXHIBITS

Exhibit 3.1	Articles of Incorporation	Included*
Exhibit 3.2	Bylaws	Included*
Exhibit 5	Opinion re: Legality	Included**
Exhibit 10.1	Mineral Rights Option Agreement (superseded)	Included***
Exhibit 10.2	Mining Rights Revenue Share Agreement	Included***
Exhibit 10.3	Comfort Letter	Included***
Exhibit 10.4	Loan Agreement	Included
Exhibit 16	Letter on Change in Certifying Accountant	Included***
Exhibit 23.1	Consent of counsel	Included in Exhibit 5**
Exhibit 23.2	Consent of independent auditor 6/30/05 financials	Included
Exhibit 23.3	Consent of independent auditor 6/30/06 financials	Included
Exhibit 23.4	Consent of independent auditor 12/31/06 financials	Included

---

* Included in the original SB-2 filing on August 22, 2005
** Included in Amendment No. 1 to our SB-2 filing on October 25, 2005
*** Included in Amendment No. 6 to our SB-2 filing on November 29, 2006

UNDERTAKINGS

The undersigned registrant hereby undertakes:

1. To file, during any period in which offers of sales are being made, a post-effective amendment to this registration statement to:

    (i) Include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;
    (ii) Reflect in the prospectus any facts or events which, individually or together, represent a fundamental change in the information in this registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low and high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20 percent change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective registration statement ; and
    (iii) Include any additional or changed material information on the plan of distribution.

2. That, for the purpose of determining any liability under the Securities Act, treat each post-effective amendment as a new registration statement of the securities offered herein, and that the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

3.   To remove from registration by means of a post-effective amendment any of the securities being registered hereby which remain unsold at the termination of the offering.

4.   Insofar as indemnification for liabilities arising under the Securities Act of 1933 (the "Act") may be permitted to directors, officers and controlling persons of the small business issuer pursuant to the By-Laws of the company, or otherwise, we have been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act, and is, therefore unenforceable.

In the event that a claim for indemnification against such liabilities (other than the payment of expenses incurred or paid by a director, officer or controlling person in the successful defense of any action, suit or proceeding) is asserted by such director, officer, or other control person in connection with the securities being registered, we will, unless in the opinion of our legal counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

5.   For determining any liability under the Securities Act, we shall treat the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by us under Rule 424(b)(1), or (4), or 497(h) under the Securities Act as part of this registration statement as of the time the Commission declared it effective.

6.   For determining any liability under the Securities Act, we shall treat each post-effective amendment that contains a form of prospectus as a new registration statement for the securities offered in the registration statement, and that the offering of the securities at that time as the initial bona fide offering of those securities.

7.   For determining liability of the undersigned small business issuer under the Securities Act to any purchaser in the initial distribution of the securities, the undersigned small business issuer undertakes that in a primary offering of securities of the undersigned small business issuer pursuant to this registration statement, regardless of the underwriting methods used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of the following communications, the undersigned small business issuer will be a seller to the purchaser and will be considered to offer or sell such securities to such purchaser:

        (i)   Any preliminary prospectus or prospectus of the undersigned small business issuer relating to the offering required to be filed pursuant to Rule 424;

        (ii)   Any free writing prospectus relating to the offering prepared by or on behalf of the undersigned small business issuer or used or referred to by the undersigned small business issuer;

(iii)   The portion of any other free writing prospectus relating to the offering
          containing material information about the undersigned small business issuer or its
          securities provided by or on behalf of the undersigned small business issuer; and
(iv)   Any other communication that is an offer in the offering made by the undersigned
          small business issuer to the purchaser.

SIGNATURES

In accordance with the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe it meets all of the requirements for filing Form SB-2 and authorized this registration statement to be signed on its behalf by the undersigned, in the city of San Diego, state of California, on February 22, 2007.

Placer Del Mar, Ltd.

/s/ Humberto Bravo
By Humberto Bravo
(Principal Executive Officer)

In accordance with the requirements of the Securities Act of 1933, this registration statement was signed by the following persons in the capacities and dates stated.

/s/ Humberto Bravo   February 22, 2007
Humberto Bravo, President   Date
(Principal Executive Officer, Principal Financial Officer,
Principal Accounting Officer)